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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-9

                               ----------------

                     Solicitation/Recommendation Statement
                      Pursuant to Section 14(d)(4) of the
                        Securities Exchange Act of 1934

                       INTERLINK COMPUTER SCIENCES, INC.
                           (Name of Subject Company)

                       INTERLINK COMPUTER SCIENCES, INC.
                      (Name of Person(s) Filing Statement)

                               ----------------

                         Common Stock, $.001 par value
                         (Title of Class of Securities)

                               ----------------

                                  458747 10 2
                     (CUSIP Number of Class of Securities)

                               ----------------

                              Augustus J. Berkeley
                     President and Chief Executive Officer
                            47370 Fremont Boulevard
                           Fremont, California 94538
                                 (510) 657-9800
                 (Name, address and telephone number of person
              authorized to receive notices and communications on
                   behalf of the person(s) filing statement)

                               ----------------

                                With a copy to:
                           Thomas C. DeFilipps, Esq.
                        Wilson Sonsini Goodrich & Rosati
                            Professional Corporation
                               650 Page Mill Road
                              Palo Alto, CA 94304
                                 (650) 493-9300

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Item 1. Security and Subject Company.

   The name of the subject company is Interlink Computer Sciences, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 47370 Fremont Boulevard, Fremont, California 94538. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9" or "Statement") relates is the common stock, $0.001 par value, of the Company (the "Common Stock"). Unless the context otherwise requires, as used herein the term "Shares" shall mean shares of Common Stock and the associated preferred share purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of February 25, 1998, as amended, between the Company and BankBoston, N.A. (the "Rights Agreement").

Item 2. Tender Offer of the Bidder.

   This Statement relates to the cash tender offer (the "Offer") described in the Offer to Purchase for Cash on Schedule 14D-1, dated March 30, 1999 (as amended or supplemented, the "Schedule 14D-1"), filed by Sterling Software, Inc., a Delaware corporation ("Parent"), and Sterling Software (Southwest), Inc., a Delaware corporation and indirect, wholly-owned subsidiary of Parent (the "Purchaser"), with the Securities and Exchange Commission (the "SEC"), relating to an offer to purchase all of the issued and outstanding Shares at $7.00 per Share (such amount, or any greater amount per Share paid pursuant to the Offer, hereinafter referred to as the "Offer Consideration"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated March 30, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (the Schedule 14D-1, the Offer to Purchase and the Letter of Transmittal, together with any amendments or supplements thereto, constitute the "Offer Documents").

   The Offer is being made in accordance with an Agreement and Plan of Merger, dated as of March 23, 1999 (the "Merger Agreement"), by and among Parent, the Purchaser and the Company. Pursuant to the Merger Agreement, following completion of the Offer and satisfaction or waiver, if permissible, of certain conditions, the Purchaser will be merged with and into the Company (the "Merger"), and the Company will become an indirect, wholly-owned subsidiary of Parent (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by Parent or the Purchaser or any other subsidiary of Parent and Shares held by stockholders of the Company who will have properly perfected their dissenter's rights, if any, under Delaware law) will be converted into the right to receive the Offer Consideration without interest thereon. The Merger Agreement is summarized in Item 3 of this
Schedule 14D-9.

   The Offer Documents indicate that the principal executive offices of Parent and the Purchaser are located at 300 Crescent Court, Suite 1200, Dallas, Texas 75201-7853.

Item 3. Identity and Background.

   (a) Name and Address of the Company.

   The name and address of the Company, which is the person filing this
Schedule 14D-9, are set forth in Item 1 above.

   (b)(i) Arrangements with the Company's Executive Offices, Directors or Affiliates.

   Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates are described in the Company's Proxy Statement, dated September 18, 1998, relating to its 1998 Annual Meeting of Stockholders (the "Proxy Statement") under the headings "Security Ownership of Certain Beneficial Owners and Management," "Executive Compensation and Other Matters," "Director Compensation," "Option Grants in Fiscal Year 1998," "Aggregate Option Exercise in Last Fiscal Year and Fiscal Year-End Values," "Employment Agreements and Change in Control

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Arrangements," "Report of the Compensation Committee," and "Ten-Year Option
Repricings." A copy of the applicable portions of the Proxy Statement has been filed as Exhibit 99.19 to this Schedule 14D-9 and such portions of the Proxy Statement are incorporated herein by reference.

   Each of the Company's executive officers and directors has entered into one or more option agreements with the Company pursuant to the Company's 1992 Stock Option Plan and the Company's 1996 Director Option Plan, respectively. All such options will become fully vested at the time of the consummation of the Offer, as more fully described below under "The Merger Agreement-- Treatment of Stock Option Plans, Stock Purchase Plans and Warrants."

   Under a Consulting Agreement with James A. Barth, formerly the Company's Chief Financial Officer and Vice President of Finance, the unvested portion of all stock options held by him under the Company's 1992 Stock Option Plan will become fully exercisable either (i) immediately prior to the closing of the Offer (the "Closing") or (ii) upon the signing of a definitive acquisition agreement for the sale of the Company to any entity other than Purchaser during the term of the consulting agreement. Any vested stock options held by Mr. Barth will remain exercisable until the later of (i) the date specified in Mr. Barth's option agreements under the 1992 Stock Option Plan, or (ii) thirty
(30) days after the Merger Agreement is terminated in accordance with its terms.

   The Company's executive officers are eligible to participate in the Company's 1996 Employee Stock Purchase Plan (the "ESPP") pursuant to which such officers are entitled to purchase Common Stock of the Company through payroll deductions. The Offering Period (as defined in the ESPP) currently in progress under the ESPP will terminate on the earlier of April 30, 1999 or the consummation of the Offer, to the extent the consummation of the Offer occurs prior to April 30, 1999. The ESPP will terminate immediately after the close of the current Offering Period.

   Each of the Company's executive officers is also covered by the Company's severance program which provides for severance equal to six months of base salary for termination without cause, unless otherwise agreed by the executive officer and the Company's Board of Directors.

   The Company's Certificate of Incorporation provides that (i) a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability is not permitted by the Delaware General Corporation Law ("DGCL") and (ii) the Company may indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director, officer or employee of the corporation or any predecessor of the corporation or serves or served at any other enterprise as a director, officer or employee at the request of the corporation or any predecessor to the corporation.

   The Company's Bylaws provide that the Company shall, to the maximum extent and in the manner permitted by the DGCL, indemnify each of its directors and officers against expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the corporation where, a "director" or "officer" of the corporation includes any person (i) who is or was a director or officer of the corporation, (ii) who is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or (iii) who was a director or officer of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.

   The Company has previously entered into indemnification agreements with each of its directors and executive officers. The indemnification agreements generally provide for: (i) indemnification to the fullest extent permitted by law if an indemnitee was or is or becomes party to or witness or other participant in, or is threatened to be made a party to or witness or other participant in, any threatened, pending or completed action, suit, proceeding or alternative dispute resolution mechanism, or any hearing, inquiry or investigation that the

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indemnitee in good faith believes might lead to the institution of any such action, suit, proceeding or alternative dispute resolution mechanism, whether civil, criminal, administrative, investigative or other, by reason of (or arising in part out of) any event or occurrence related to the fact that the indemnitee is or was a director, officer, employee, agent or fiduciary of the Company, or any subsidiary of the Company, or is or was serving at the request of the Company as a director, officer, employee, agent or fiduciary of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action or inaction on the part of the indemnitee while serving in such capacity against any and all expenses (including attorneys' fees and all other costs, expenses and obligations incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to defend, be a witness in or participate in, any such action, suit, proceeding, alternative dispute resolution mechanism, hearing, inquiry or investigation), judgments, fines, penalties and amounts paid in settlement (if such settlement is approved in advance by the Company, which approval shall not be unreasonably withheld) of the claim and any federal, state, local or foreign taxes imposed on such person as a result of actual or deemed receipt of any payment under the indemnification agreement and (ii) advancement of all expenses incurred by the indemnitee.

   (ii) Arrangements with Sterling Software, Inc., its Executive Officers, Directors and Affiliates.

The Merger Agreement

   The following is a summary of certain provisions of the Merger Agreement. This summary is not a complete description of the terms and conditions of the Merger Agreement and is qualified in its entirety by reference to the complete text of the Merger Agreement, which is filed with the SEC as Exhibit 99.1 to this Schedule 14D-9 and is incorporated herein by reference. For purposes of this Item 3(b)(ii), all capitalized terms not defined herein shall have the definitions assigned to them in the Merger Agreement.

   The Offer. The Merger Agreement provides for the commencement of the Offer as promptly as practicable, but in no event later than five business days after the initial public announcement of the execution and delivery of the Merger Agreement. The obligation of Purchaser to accept for payment and pay for the Shares tendered pursuant to the Offer is subject to the satisfaction of (i) the Minimum Condition (as described in the "Conditions to the Offer" section below) prior to the expiration of the Offer and (ii) certain other conditions described in the "Conditions to the Offer" section below. The Merger Agreement provides that without the prior written consent of the Company, Purchaser will not (and Parent shall cause Purchaser not to) (i) decrease or change the form of the Offer Consideration or decrease the number of Shares sought pursuant to the Offer, (ii) impose additional conditions to the Offer, (iii) extend the expiration date of the Offer beyond the initial expiration date of the Offer (which shall be the 20th business day after commencement of the Offer), except (A) as required by applicable law, (B) that if, immediately prior to the expiration date of the Offer (as it may be extended), the Shares tendered and not withdrawn pursuant to the Offer constitute more than 75% and less than 90% of the outstanding Shares, Purchaser may extend the Offer for one or more periods not to exceed an aggregate of ten business days, notwithstanding that all conditions to the Offer are satisfied as of such expiration date of the Offer and (C) that if any condition to the Offer has not been satisfied or waived, Purchaser may, in its sole discretion, extend the expiration date of the Offer for one or more periods, provided that the expiration date of the Offer may not be extended beyond July 31, 1999, (iv) waive the Minimum Condition, or (v) amend any term or other condition of the Offer in any manner materially adverse to holders of Shares; provided, however, that, except as set forth above and subject to applicable legal requirements, Purchaser may waive any condition to the Offer other than the Minimum Condition in its sole discretion; and provided further that the Offer may be extended in connection with an increase in the consideration to be paid pursuant to the Offer so as to comply with applicable rules and regulations of the SEC. Purchaser will, on the terms and subject to the prior satisfaction or waiver of the conditions of the Offer, accept for payment, and pay for, in accordance with the terms and subject to the conditions of the Offer, all Shares validly tendered and not withdrawn pursuant to the Offer as soon as practicable after the expiration date thereof. Notwithstanding the foregoing, if all the conditions to the Offer have not been satisfied or waived at the initial expiration date of the Offer and all such conditions are reasonably capable of being satisfied within the applicable period set forth below, the Purchaser shall (i) extend the Offer for 10 business days from the initial expiration date of the Offer or (ii) extend the Offer for 20 business days from the

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initial expiration date of the Offer if the waiting periods under the HSR Act applicable to the Merger have not expired or been earlier terminated and are reasonably capable of being satisfied.

   Directors. The Merger Agreement provides that, subject to compliance with
Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, after Purchaser or any of its affiliates own beneficially at least a majority of then outstanding Shares, Parent will be entitled to designate such number of directors, rounded up to the next whole number, on the Company's Board of Directors as is equal to the product of the total number of directors on such Board (after giving effect to any increase in the size of such Board) multiplied by the percentage that the number of Shares beneficially owned by Purchaser at such time (including Shares so accepted for payment) bears to the total number of Shares then outstanding. The Company has further agreed, upon request of Parent, to use its best efforts promptly either to increase the size of its Board of Directors or to secure the resignations of such number of its incumbent directors, or both, as is necessary to enable such designees of Parent to be so elected or appointed to the Company's Board of Directors, and to take all actions available to the Company to cause such designees of Parent to be so elected or appointed. The Company will, if requested by Parent, also take all action necessary to cause persons designated by Parent to constitute at least the same percentage (rounded up to the next whole number) as Parent is entitled to designate on the Company's Board of Directors of each committee of the Company's Board of Directors, each board of directors (or similar body) of each subsidiary of the Company and each committee (or similar body) of each such board.

   Notwithstanding the provisions described above, the parties have agreed to ensure that at least two of the members of the Company's Board of Directors shall, at all times prior to the Effective Time (as defined below), be directors of the Company who were directors of the Company on the date of the Merger Agreement (the "Continuing Directors"). If the number of Continuing Directors shall be reduced below two for any reason, the remaining Continuing Director may designate a person to fill such vacancy who will be deemed to be a Continuing Director, or if no Continuing Directors then remain, the other directors of the Company then in office will designate two persons to fill such vacancies who will not be officers or employees or affiliates of the Company, Parent or either of their subsidiaries and such persons shall be deemed to be Continuing Directors. Once Parent's designees constitute a majority of the Company's Board of Directors and prior to the Effective Time, any amendment or modification of the Merger Agreement, any amendment to the Company's Certificate of Incorporation or Bylaws inconsistent with the Merger Agreement, any termination of the Merger Agreement by the Company, any extension of time for performance of any of the obligations of Parent or Purchaser under the Merger Agreement, any waiver of any condition to the Company's obligations under the Merger Agreement or any of the Company's rights under the Merger Agreement or other action by the Company under the Merger Agreement may be effected only by the action of a majority of the Continuing Directors of the Company, which action will be deemed to constitute the action of any committee specifically designated by the Board of Directors of the Company to approve the actions contemplated under the Merger Agreement and the full Board of Directors of the Company; provided, that, if there are no Continuing Directors, such actions may be effected by majority vote of the entire Board of Directors of the Company.

   The Merger. The Merger Agreement provides that, and in accordance with the DGCL, the Merger shall be effected as soon as practicable, but in no event later than 10:00 a.m. on the tenth business day (the "Closing Date") following satisfaction or waiver of all of the conditions to the Merger, other than those conditions that by their nature are to be satisfied at the Closing, subject to the fulfillment or waiver of those conditions, and the Purchaser shall be merged with and into the Company upon the filing of a certificate of merger with the Delaware State Secretary, or at such later time as is specified in the certificate of merger (the "Effective Time"). At the Effective Time, the separate existence of Purchaser shall cease and the Company shall continue as the surviving corporation (as such, the "Surviving Corporation") and shall continue to be governed by the laws of the State of Delaware.

   Company Stockholders Meeting; Preparation of the Proxy Statement; Short-Form Merger. In the Merger Agreement, the Company has agreed, as soon as practicable following the acceptance for payment of and payment for Shares by Purchaser in the Offer, if required by law to consummate the Merger, to hold a special meeting of the stockholders of the Company (the "Stockholders Meeting") for the purpose of considering and

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voting upon the Merger Agreement and to solicit proxies pursuant to a proxy statement prepared and filed in connection therewith. The Company's Board of Directors will recommend that the holders of Shares vote in favor of the adoption of the Merger Agreement at the Stockholders Meeting and will cause such recommendation to be included in the proxy statement. At the Stockholders Meeting, Parent and Purchaser will cause all of the Shares owned by them to be voted in favor of the adoption of the Merger Agreement.

   In the event that Purchaser or any other wholly owned subsidiary of Parent shall acquire at least 90% of the outstanding Shares in the Offer, the parties to the Merger Agreement will, at the request of Purchaser, take all necessary actions to cause the Merger to become effective, as soon as practicable after the expiration of the Offer, without a meeting of stockholders of the Company, in accordance with Section 253 of the DGCL.

   Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of any holder of Shares or any other shares of capital stock of the Company or Purchaser, each Share (including the associated Rights) issued and outstanding immediately prior to the Effective Time (other than Shares held by the Company or any subsidiary of the Company or by Parent, Purchaser or any other subsidiary of Parent (other than shares in trust accounts, managed accounts, custodial accounts and the like that are beneficially owned by third parties) and any Shares with respect to which dissenters rights are properly exercised) shall be converted into the right to receive the Offer Consideration, payable to the holder thereof, without any interest thereon (the "Merger Consideration"), less any required withholding taxes, upon surrender and exchange of the certificates representing such Shares. Each share of common stock of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and outstanding share of Common Stock to the Surviving Corporation.

   Treatment of Stock Option Plans, Stock Purchase Plans and Warrants. The parties have agreed that neither the Purchaser nor the Parent will assume the outstanding options to purchase Shares (collectively, the "Options") under the Company's 1992 Stock Option Plan and 1996 Director Stock Option Plan (collectively, the "Stock Option Plans") or substitute an option to purchase Parent or Purchaser common stock in respect of the Options. Options under the Stock Option Plans will become fully vested and otherwise treated in accordance with the terms of the applicable Stock Option Plan document and the various agreements evidencing the Options. In addition, the Company has agreed to take all action as shall be necessary or appropriate to cause all Options under the Stock Option Plans to expire no later than the Effective Time.

   Offering Period. The Offering Period currently in progress under the ESPP will terminate on the earlier of April 30, 1999 or the consummation of the Offer, to the extent the consummation of the Offer occurs prior to April 30, 1999. The ESPP will terminate immediately after the close of the current Offering Period.

   Parent and Purchaser will not assume or continue any outstanding warrants to purchase Shares (the "Warrants"). The parties to the Merger Agreement will take all appropriate action to provide that, in accordance with the respective terms of the Warrants, at or prior to the Effective Time, each holder of an outstanding Warrant will be entitled to receive an amount in cash equal to the product of (i) the excess, if any, of the Offer Consideration over the per Share exercise price of such Warrant and (ii) the number of Shares subject to such Warrant.

   Representations and Warranties. The Merger Agreement contains various representations and warranties of the parties. These include representations and warranties by the Company with respect to, among other things, (i) organization, standing and corporate power, (ii) authority and noncontravention, (iii) consents and approvals, (iv) capital structure, (v) SEC filings and documents, (vi) absence of certain changes or events, no undisclosed material liabilities, (vii) certain information, (viii) real property and other assets, (ix) software, (x) intellectual property, (xi) no infringement, (xii) material contracts, (xiii) litigation, etc., (xiv) compliance with applicable laws, (xv) environmental laws, (xvi) taxes, (xvii) benefit plans, (xviii) absence of changes in benefit plans, (xix) labor matters, (xx) brokers, (xxi) written opinion of financial advisor, (xxii) voting requirements, (xxiii) the amendment of the Rights Agreement, (xxiv) the Company's recent settlement of certain litigation, and (xxv) confidentiality agreements with third parties containing "standstill" provisions.

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   Parent and the Purchaser also have made certain representations and warranties with respect to, among other things, (i) organization, standing and corporate power, (ii) authority and noncontravention, (iii) consents and approvals, (iv) certain information, (v) financing and (vi) interim operations of the Purchaser.

   Certain representations and warranties in the Merger Agreement are qualified as to "materiality" or "Material Adverse Effect". For the purposes of the Merger Agreement and this Offer to Purchase, "Material Adverse Effect" with respect to any person means any event, change, occurrence, effect, fact or circumstance having, or which could reasonably be expected to have, a material adverse effect on (i) the ability of such person to perform its obligations under the Merger Agreement or to consummate the transactions contemplated thereby or (ii) the financial condition, results of operations, value or business of such person and its subsidiaries taken as a whole; except for those changes, events and effects that (x) are caused by conditions affecting the United States or world economy as a whole or affecting the industry in which such entity competes as a whole, which conditions do not affect such entity in a materially disproportionate manner, or (y) are related to or result from announcement or pendency of the Merger or the Offer.

   Amendment to the Company Rights Agreement. Pursuant to the Merger Agreement, the Company has agreed to amend the Rights Agreement to provide that, among other things, the Offer and the execution and delivery of the Merger Agreement (and any amendments thereto) and the Stockholder Agreements (described below), and the consummation of the Merger and the transactions contemplated thereby and by the Stockholder Agreements, will not cause (i) Parent or Purchaser to constitute an "Acquiring Person" (as defined in the Rights Agreement), (ii) a "Distribution Date," "Section 13 Event," "Triggering Event," or "Shares Acquisition Date" (each as defined in the Rights Agreement) to occur or (iii) the Rights to become exercisable pursuant to Section 11(a)(ii) thereof or otherwise. Such amendment has been effected by the execution of a formal amendment to the Rights Agreement effective March 23, 1999 (the "Rights Amendment") by the Company and the Rights Agent, and the filing with the SEC (and the effectiveness) of an amendment to the Company's Registration Statement on Form 8-A/A on March 30, 1999 with respect to such Rights Amendment.

   Conduct of Business of the Company. Except as provided for in the Merger Agreement, during the period from the date of the Merger Agreement to the Effective Time, the Company will, and will cause each of its subsidiaries to, act and carry on its business only in the ordinary course of business consistent with past practice and, to the extent consistent therewith, use commercially reasonable efforts to preserve intact its current business organizations, keep available the services of its current key officers and employees and preserve the goodwill of those engaged in material business relationships with the Company, and to that end, without limiting the generality of the foregoing, the Company will not, and will not permit any of its subsidiaries to, without the prior consent of Parent:

     (i)(A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, securities or other property) in respect of, any of its outstanding capital stock (other than, with respect to a subsidiary of the Company, to its corporate parent), (B) split, combine or reclassify any of its outstanding capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its outstanding capital stock, or (C) purchase, redeem or otherwise acquire any shares of outstanding capital stock or any rights, warrants or options to acquire any such shares, except, in the case of this clause (C), for the acquisition of Shares from holders of Options in full or partial payment of the exercise price payable by such holder upon exercise of Options;

     (ii) issue, sell, grant, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such shares, voting securities or convertible or exchangeable securities, other than upon the exercise of Options and Warrants outstanding on the date of the Merger Agreement;

     (iii) amend its certificate of incorporation, bylaws or other comparable charter or organizational documents or further amend or redeem the Rights Agreement;

     (iv) directly or indirectly acquire, make any investment in, or make any capital contributions to, any person other than in the ordinary course of business consistent with past practice;

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     (v) make any new capital expenditure or expenditures in excess of
  $50,000 individually, or $250,000 in the aggregate, other than as specified in the Company's budget for capital expenditures made available to Parent;

     (vi) except for software licenses in the ordinary course of business, enter into, amend or terminate any Material Contract, or waive, release or assign any material rights or claims;

     (vii) directly or indirectly sell, pledge or otherwise dispose of or encumber any of its properties or assets that are material to its business, except for sales, pledges or other dispositions or encumbrances in the ordinary course of business consistent with past practice;

     (viii)(A) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, other than indebtedness owing to or guarantees of indebtedness owing to the Company or any direct or indirect wholly-owned subsidiary of the Company or (B) make any loans or advances to any other person, other than to the Company or to any direct or indirect wholly-owned subsidiary of the Company and other than routine advances to employees consistent with past practice, except, in the case of clause (A), for borrowings under existing credit facilities described in the Company's filed SEC documents in the ordinary course of business consistent with past practice;

     (ix) grant or agree to grant to any officer, employee or consultant any increase in wages or bonus, severance, profit sharing, retirement, deferred compensation, insurance or other compensation or benefits, or establish any new compensation or benefit plans or arrangements, or amend or agree to amend any existing Company Plans, except as may be required under existing agreements or by law;

     (x) accelerate the payment, right to payment or vesting of any bonus, severance, profit sharing, retirement, deferred compensation, stock option, insurance or other compensation or benefits;

     (xi) enter into or amend any employment, consulting, severance or similar agreement with any individual;

     (xii) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization or any agreement relating to an Acquisition Proposal (as defined in the "The Merger Agreement--No Solicitation; Acquisition Proposals" section, below), except as described below in the "The Merger Agreement--No Solicitations; Acquisition Proposals" section;

     (xiii) make or rescind any tax election or settle or compromise any income tax liability of the Company or of any of its subsidiaries involving on an individual basis more than $100,000;

     (xiv) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction (x) of any such claims, liabilities or obligations in the ordinary course of business and consistent with past practice or (y) of claims, liabilities or obligations reflected or reserved against in, or contemplated by, the consolidated financial statements (or the notes thereto) of the Company and its consolidated subsidiaries;

     (xv) except as required by generally accepted accounting principles, make any change in any method of accounting or accounting practice or policy;

     (xvi) settle any action, suit, claim, investigation or proceeding (legal, administrative or arbitrative) in an amount in excess of $50,000, except in connection with the Selesta litigation described in the Company's representations and warranties;

     (xvii) permit any material insurance policy naming it as a beneficiary or a loss payable payee to be cancelled or terminated without notice to Parent, except in the ordinary course of business and consistent with past practice;

     (xviii) enter into any agreement, understanding or commitment that restrains, limits or impedes the Company's ability to compete with or conduct any business or line of business, including, but not limited to, geographic limitations on the Company's activities;

     (xix) plan, announce, implement or effect any reduction in force, lay-off, early retirement program, severance program or other program or effort concerning the termination of employment of employees of the Company or its subsidiaries, provided, however, that routine employee terminations for cause shall not be considered subject to this clause (xix);

     (xx) accelerate the collection of any account receivable or delay the payment of any account payable, or otherwise reduce the assets or increase the liabilities of the Company or any of its subsidiaries otherwise than in the ordinary course of business consistent with past practice, in any such case with the purpose or effect of using the resulting increase in the cash flow of the Company or any of its subsidiaries to reduce the total indebtedness of the Company and its subsidiaries for money borrowed;

     (xxi) willfully take any action that would result in (i) any of its representations and warranties set forth in the Merger Agreement that are qualified as to materiality becoming untrue, (ii) any of such representations and warranties that are not so qualified becoming untrue in any material respect or (iii) except to the extent such action is otherwise expressly contemplated by the Merger Agreement, any of the conditions to the Offer not being satisfied; or

     (xxii) authorize any of, or commit or agree to take any of, the foregoing actions in respect of which it is restricted by the provisions described in this section relating to the Conduct of Business of the Company except to the extent such action is otherwise expressly contemplated by the Merger Agreement.

   No Solicitation; Acquisition Proposals. Pursuant to the Merger Agreement:

   (A) The Company has agreed that it will not, nor will it permit any of its subsidiaries to, nor will it authorize (and will use its best efforts not to permit) any officer, director or employee of, or any investment banker, attorney or other advisor or representative of, the Company or any of its subsidiaries to, (i) solicit or initiate, or intentionally encourage, directly or indirectly, any inquiries relating to, or the submission of, any Acquisition Proposal (as defined below), (ii) participate in any discussions or negotiations regarding any Acquisition Proposal, or, in connection with any Acquisition Proposal, furnish to any Person any information or data with respect to or access to the properties of the Company or any of its subsidiaries, or take any other action, to knowingly facilitate the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal or (iii) enter into any agreement with respect to any Acquisition Proposal or approve or resolve to approve any Acquisition Proposal; provided, that nothing contained in the Merger Agreement will prohibit the Company or the Company's Board of Directors from (i) taking and disclosing to the Company's stockholders a position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act, or (ii) making such disclosure to the Company's stockholders as, in the good faith judgment of the Company's Board of Directors, after consultation with outside counsel, is required under, or is necessary to comply with, applicable law, provided that the Company may not, except as described in subsection (C) of this "The Merger Agreement--No Solicitation; Acquisition Proposals" section below, withdraw or modify, or propose to withdraw or modify, its position with respect to the Offer or the Merger or approve or recommend, or propose to approve or recommend any Acquisition Proposal, or enter into any agreement with respect to any Acquisition Proposal. The Company agreed that upon execution of the Merger Agreement it would immediately cease any existing activities, discussions or negotiations with any parties conducted theretofore with respect to any of the foregoing. Notwithstanding the foregoing, prior to the time of acceptance of Shares for payment pursuant to the Offer, the Company may furnish information concerning its and/or its subsidiaries' business, properties or assets to any person or group and may negotiate and participate in discussions and negotiations with such person or group concerning an Acquisition Proposal, provided that such person or group shall have entered into a confidentiality agreement, the confidentiality provisions of which shall be no more favorable to such third party than those provided for in the letter agreement dated December 21, 1998 between Parent and the Company, if:

     (x) such Person or group has submitted a Superior Proposal (as defined below); and

     (y) in the opinion of the Company's Board of Directors such action is required to discharge the Board's fiduciary duties to the Company's stockholders under applicable law, determined only after consultation with independent legal counsel to the Company.

   The Company has agreed that it will promptly (but in no case later than 24 hours) notify Parent in writing of the existence of any proposal, discussion, negotiation or inquiry received by the Company regarding any Acquisition Proposal, and the Company will promptly communicate to Parent the terms of any proposal, discussion, negotiation or inquiry which it may receive regarding any Acquisition Proposal (and will promptly provide to Parent copies of any written materials received by the Company in connection with such proposal, discussion, negotiation or inquiry) and the identity of the party making such proposal or inquiry or engaging in such discussion or negotiation. The Company will promptly provide to Parent any non-public information concerning the Company provided to any other person in connection with any Acquisition Proposal which was not previously provided to Parent. The Company will keep Parent informed of the status and details of any such Acquisition Proposal and of any amendments or proposed amendments to any Acquisition Proposal and of the status of any discussions or negotiations relating to any Acquisition Proposal and will promptly (but in no case later than 24 hours) notify Parent of any determination by the Company's Board of Directors that a Superior Proposal has been made.

   (B) The Merger Agreement provides that except as described in this "The Merger Agreement--No Solicitation; Acquisition Proposal" section, neither the Board of Directors of the Company nor any committee thereof will (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent or Purchaser, the approval or recommendation by the Board of Directors of the Company of the Offer, the Merger Agreement or the Merger, (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal or
(iii) enter into any agreement with respect to any Acquisition Proposal. Notwithstanding the foregoing or anything else in the Merger Agreement, subject to compliance with the provisions described in this "The Merger Agreement--No Solicitation; Acquisition Proposal" section, prior to the time of acceptance for payment of Shares pursuant to the Offer, the Company's Board of Directors may withdraw or modify its approval or recommendation of the Offer, the Merger Agreement or the Merger, approve or recommend a Superior Proposal, or enter into an agreement with respect to a Superior Proposal, in each case at any time after the third business day following Parent's receipt of written notice (including by facsimile) from the Company advising Parent that the Board of Directors of Company has received a Superior Proposal which it intends to accept, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal, but only if the Company shall have caused its financial and legal advisors to negotiate with Parent to make such adjustments to the terms and conditions of this Agreement as would enable the Company to proceed with the transactions contemplated hereby on such adjusted terms.

   (C) The Merger Agreement provides that nothing described in this "The Merger Agreement--No Solicitation; Acquisition Proposal" section, and no action taken by the Board of Directors of the Company pursuant to the matters described in this "The Merger Agreement--No Solicitation; Acquisition Proposal" section, will (i) permit the Company to enter into any agreement providing for any transaction contemplated by an Acquisition Proposal for as long as the Merger Agreement remains in effect or (ii) affect in any manner any other obligation of the Company under the Merger Agreement.

   (D) For purposes of the Merger Agreement, "Acquisition Proposal" means any bona fide offer, proposal or other indication of interest regarding any of the following (other than the transactions provided for in the Merger Agreement involving the Company): (i) any merger, consolidation, share exchange, recapitalization, business combination or other similar transaction involving the Company or any of its subsidiaries; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of a significant portion of the assets of the Company and its subsidiaries, taken as a whole, in a single transaction or series of related transactions (other than sales of inventory or used equipment in the ordinary course of business); (iii) any purchase of, or tender offer or exchange offer for, 20% percent or more of the outstanding shares of capital stock of Company by any person or the filing of a registration statement under the Securities Act of 1933, as amended, in connection therewith; or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing. For purposes of the Merger Agreement, "Superior Proposal" means an unsolicited Acquisition Proposal on terms which the Board of Directors of the Company determines in good faith to be more favorable to the Company's stockholders than the Offer and the Merger (based on advice of the Company's independent financial advisor that the value of the consideration provided for in such proposal is superior to the value of the consideration provided for in the Offer and the Merger); for which financing, to the extent required, is then committed or which, in the good faith reasonable judgment of the Board of Directors of the Company (based on advice from the Company's independent financial advisor) is reasonably capable of being financed by such third party provided that the Company's Board of Directors has also, among other things, duly considered the timing of such Acquisition Proposal and the likelihood that such Acquisition Proposal will be consummated.

   Employee Benefit Matters. The Merger Agreement provides that Parent will, and will cause its subsidiaries (including the Surviving Corporation) to, honor and provide for payment of all accrued obligations and benefits under all Company Plans and employment or severance agreements which have been disclosed in the Merger Agreement between Company and persons who are or had been employees of the Company or any of its subsidiaries at or prior to the Effective Time ("Covered Employees"), all in accordance with their respective terms and provide Covered Employees who remain in the employ of the Company or any of its subsidiaries with employee benefits that are reasonably comparable to the employee benefits provided to similarly situated employees of Parent or any such subsidiary who are not Covered Employees subject to certain restrictions and limitations described in the Merger Agreement. To the extent that Covered Employees are included in any benefit plan of Parent or its subsidiaries, Parent agrees that the Covered Employees will receive credit under such plan (other than any such plan providing for sabbaticals) for service prior to the Effective Time with the Company and its subsidiaries to the same extent such service was counted under similar plans of the Company for purposes of eligibility, vesting, eligibility for retirement (but not for benefit accrual) and, with respect to vacation, disability and severance, benefit accrual. To the extent that Covered Employees are included in any medical, dental or health plan other than the plan or plans they participated in at the Effective Time, Parent has agreed that any such plans shall not include pre-existing condition exclusions, except to the extent such exclusions were applicable under the similar plan of the Company at the Effective Time, and shall provide credit for any deductibles and co-payments applied or made with respect to each Covered Employee in the calendar year of the change. Except as set forth above, nothing in the Merger Agreement shall prevent Parent or the Surviving Corporation from amending or terminating any plan of the Company in accordance with its terms.

   Indemnification; Directors' and Officers' Insurance. The Merger Agreement provides that for a period of four years after the Effective Time, the provisions with respect to indemnification set forth in the certificate of incorporation and by-laws of Purchaser as in effect on the date of the Merger Agreement shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of individuals who at any time prior to the Effective Time were directors or officers of the Company in respect of actions or omissions occurring at or prior to the Effective Time (including without limitation the transactions contemplated by the Merger Agreement), unless such modification is required by law.

   In addition, from and after the Effective Time, Parent will, or will cause the Surviving Corporation to, indemnify, defend and hold harmless each person who as of the date of the Merger Agreement is, or has been at any time prior to the date of the Merger Agreement or who becomes prior to the Effective Time, an officer or director of the Company (the "Indemnified Parties") against all losses, claims, damages, costs, expenses (including reasonable attorneys' fees and expenses), liabilities or judgments or amounts that are paid in settlement with the approval of the indemnifying party (which approval shall not be unreasonably withheld) incurred in connection with any threatened or actual action, suit or proceeding based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of the Company ("Indemnified Liabilities"), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, the Merger Agreement or the transactions contemplated thereby, in each case, to the full extent that a corporation is permitted under the DGCL to indemnify its own directors or officers, as the case may be. The rights to indemnification under the Merger Agreement will continue in full force and effect for a period of four years from the Effective Time; provided, however, that all rights to indemnification in respect of any Indemnified Liabilities asserted or made within such period shall continue until the disposition of such Indemnified Liabilities.

   Finally, for a period of two years after the Effective Time, Parent will cause to be maintained in effect policies of directors' and officers' liability insurance, for the benefit of those persons who are covered by the Company's directors' and officers' liability insurance policies at the Effective Time, providing coverage with respect to matters occurring prior to the Effective Time that is at least equal to the coverage provided under the Company's current directors' and officers' liability insurance policies, to the extent that such liability insurance can be maintained at an annual cost to Parent not greater than 150% of the premium for the current Company directors' and officers' liability insurance; provided that if such insurance cannot be so maintained at such cost, Parent will maintain as much of such insurance as can be so maintained at a cost equal to 150% of the current annual premiums of the Company for such insurance.

   Conditions to Each Party's Obligation to Effect the Merger. The Merger Agreement provides that the respective obligation of each party thereto to effect the Merger will be subject to the satisfaction or written waiver on or prior to the Closing Date of the following conditions:

     (a) Purchaser shall have accepted for payment and paid for all Shares validly tendered in the Offer and not withdrawn; provided, however, that neither Parent nor Purchaser may invoke this condition if Purchaser shall have failed to purchase Shares so tendered and not withdrawn in violation of the terms of the Merger Agreement or the Offer.

     (b) The Merger Agreement shall have been adopted by the affirmative vote of the holders of the requisite number of shares of capital stock of the Company if such vote is required pursuant to the Company's Certificate of Incorporation, the DGCL or other applicable law.

     (c) No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect; provided, however, that prior to invoking this condition, the party so invoking this condition shall have complied with its commercially reasonable efforts and filing obligations and the parties to the Merger Agreement shall have used commercially reasonable efforts to lift or remove such order, injunction, restraint or prohibition.

     (d) All necessary waiting periods under the HSR Act applicable to the Merger shall have expired or been earlier terminated.

   Termination. The Merger Agreement may be terminated and the Merger contemplated by the Merger Agreement may be abandoned at any time prior to the Effective Time, whether before or after approval of matters presented in connection with the Merger by the stockholders of the Company:

     (a) By the mutual written consent of Parent and the Company; provided, however, that if Parent shall have a majority of the directors of the Company, such consent of the Company may only be given if approved by the Continuing Directors.

     (b) By either of Parent or the Company if (i) a statute, rule or executive order shall have been enacted, entered or promulgated prohibiting the transactions contemplated by the Merger Agreement on the terms contemplated by the Merger Agreement or (ii) any governmental entity shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties to the Merger Agreement shall use their commercially reasonable efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree, ruling or other action shall have become final and non-appealable.

     (c) By either of Parent or the Company if the consummation of the Offer shall not have occurred on or before July 31, 1999; provided, however, that the party seeking to terminate the Merger Agreement pursuant to this provision (c) shall not have breached in any material respect its obligations under the Merger Agreement;

     (d) By the Company:

       (i) if the Company has entered into an agreement with respect to a Superior Proposal or the Company or the Board of Directors of the Company has approved or recommended a Superior Proposal in accordance with and provided that the Company has complied with all provisions of the Merger Agreement, including the notice provisions therein, and that it simultaneously terminates the Merger Agreement and makes simultaneous payment to the Parent of the Termination Fee and the Expenses (as defined in "The Merger Agreement--Fees and Expenses" section below); or

       (ii) if Parent or Purchaser shall have terminated the Offer or the Offer expires without Parent or Purchaser, as the case may be, purchasing any Shares pursuant thereto; provided that the Company may not terminate the Merger Agreement pursuant to this provision if the Company is in material breach of the Merger Agreement; or

       (iii) if Parent, Purchaser or any of their affiliates shall have failed to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer; provided, that the Company may not terminate the Merger Agreement pursuant to this provision if the Company is in material breach of the Merger Agreement; or

       (iv) if there shall be a material breach by either Parent or Purchaser of any of their representations, warranties, covenants or agreements contained in the Merger Agreement, except where such breach does not have a material adverse effect on the ability of Parent or Purchaser to consummate the Offer or the Merger.

     (e) By Parent or Purchaser:

       (i)(A) if, prior to the purchase of the Shares pursuant to the Offer, the Board of Directors of the Company shall have withdrawn, or modified or changed in a manner adverse to Parent or Purchaser, its approval or recommendation of the Offer, the Merger Agreement or the Merger or shall have recommended or approved, or announced a neutral position with respect to, an Acquisition Proposal or upon request of Parent, shall fail to reaffirm its approval and recommendation of the Offer, the Merger Agreement, or the Merger; or

       (B) if there shall have been a material breach by the Company of any provision of the Merger Agreement relating to the prohibition of solicitation of Acquisition Proposals; or

       (ii) if the Offer has expired or terminated without Parent or Purchaser purchasing any Shares thereunder and, pursuant to the "Conditions to the Offer" described below and the Merger Agreement, the Purchaser is neither required to accept and pay for the Shares tendered in the Offer nor extend the expiration date of the Offer, provided that Parent or Purchaser may not terminate the Merger Agreement pursuant to this provision if Parent or Purchaser is in material breach of the Merger Agreement; or

       (iii) if, due to an occurrence that if occurring after the commencement of the Offer would result in a failure to satisfy any of the conditions set forth in the "Conditions to the Offer" described below which occurrence is incapable of being cured or remediated prior to the initial expiration date of the Offer, Parent, Purchaser or any of their affiliates shall have failed to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer, provided that Parent or Purchaser may not terminate the Merger Agreement pursuant to this provision if Parent or Purchaser is in material breach of the Merger Agreement; or

       (iv) if any Person or "group" (as defined in Section 13(d)(3) of the Exchange Act), other than Parent, Purchaser or their affiliates or any group of which any of them is a member, shall have acquired beneficial ownership (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act) of 20% or more of the Shares; or

       (v) if there shall be a breach by the Company of any of its representations or warranties contained in the Merger Agreement (without reference to any "Material Adverse Effect" or "materiality" qualifications contained therein) which breach causes a Material Adverse Effect on the Company and is incapable of being cured prior to the twentieth business day following the initial expiration date of the Offer or there shall be a material breach by the Company of any of its covenants or agreements contained in the Merger Agreement.

   Fees and Expenses. The Merger Agreement provides that except as provided in the paragraph below, all fees and expenses incurred in connection with the Offer, the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement shall be paid by the party incurring such fees or expenses, whether or not the Offer or the Merger is consummated.

   The Merger Agreement provides that if (x) Parent or Purchaser terminates the Merger Agreement pursuant to provision (e)(i) described in "The Merger Agreement--Termination" section above, or (y) the Company terminates the Merger Agreement pursuant to provision (d)(i) described in "The Merger Agreement--Termination" section above, then in each case, the Company shall pay, or cause to be paid to Parent, at the time of termination, an amount equal to $2,870,000 (the "Termination Fee") and an amount equal to Parent's and Purchaser's actual and reasonably documented out-of-pocket expenses incurred by Parent or Purchaser in connection with the Offer, the Merger, the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement up to a maximum expense reimbursement amount of $718,000 (the "Expenses"). In addition, if the Merger Agreement is terminated by Parent or Purchaser pursuant to provision (e)(ii) described in "The Merger Agreement-- Termination" section above solely as a result of the failure of the Minimum Condition or by the Company pursuant to provision (d)(ii) described in "The Merger Agreement--Termination" section above and, in each case at the time of such termination, Parent is not in material breach of the Merger Agreement and there has been previously publicly announced, and not withdrawn, an Acquisition Proposal, and, if the Company shall thereafter, within nine months after such termination, enter into an agreement with respect to such Acquisition Proposal, then the Company shall pay the Termination Fee concurrently with entering into any such agreement. If the Merger Agreement is terminated by Parent or Purchaser pursuant to provision (e)(v) described in "The Merger Agreement--Termination" section above, then the Company shall pay Parent the Expenses. Any payments required to be made pursuant to this provision shall be made by wire transfer of same day funds to an account designated by Parent.

Conditions to the Offer

   The Merger Agreement provides that, notwithstanding any other provision of the Offer and subject to the terms of the Merger Agreement, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, pay for, and may delay the acceptance for payment of or the payment for, any tendered Shares, and may amend the Offer consistent with the terms of the Merger Agreement or terminate the Offer and not accept for payment any tendered Shares, if (i) there shall not have been validly tendered and not withdrawn prior to the expiration of the Offer such number of Shares which, when added to the Shares, if any, beneficially owned by Parent or Purchaser, would constitute at least a majority of the Shares outstanding on a fully-diluted basis on the date of purchase ("on a fully-diluted basis" meaning, as of any date, the number of Shares outstanding, together with the Shares which the Company may be required to issue pursuant to warrants, options or obligations outstanding at that date under employee stock purchase or similar benefit plans or otherwise, whether or not vested or then exercisable) (the "Minimum Condition"), (ii) any applicable waiting period under the HSR Act has not expired or been terminated, or (iii) at any time on or after the date of the Merger Agreement and prior to the Expiration Date, any of the following events shall occur and be continuing and shall not have resulted from the breach by Parent or Purchaser of any of their obligations under the Merger Agreement:

     (a) there shall be pending any suit, action or proceeding brought by any third party that has a high likelihood of success on the merits or by any Governmental Entity (as defined in the Merger Agreement) before any court of competent jurisdiction (i) seeking to prohibit or impose any material limitations on Parent's or Purchaser's ownership or operation (or that of any of their respective Subsidiaries or affiliates) of all or a material portion of their or the Company's businesses or assets, (ii) seeking to compel Parent or

  Purchaser or their respective subsidiaries and affiliates to dispose of or hold separate any material portion of the business or assets of the Company or Parent and their respective subsidiaries, in each case taken as a whole, as a result of the Merger Agreement, (iii) challenging the acquisition by Parent or Purchaser of any Shares pursuant to the Offer, (iv) seeking to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the transactions contemplated by the Merger Agreement, (v) seeking to obtain from the Company any damages (including damages against the Company's directors or officers for which they may seek indemnification from the Company) that would be reasonably likely to have a Material Adverse Effect on the Company, (vi) seeking to impose material limitations on the ability of Purchaser, or rendering Purchaser unable, to accept for payment, pay for or purchase some or all of the Shares pursuant to the Offer and the Merger, or (vii) seeking to impose material limitations on the ability of Purchaser or Parent effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by Purchaser or Parent on all matters properly presented to the Company's stockholders; or

     (b) there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable to the Offer or the Merger, or any other action shall be taken by any Governmental Entity, other than the application to the Offer or the Merger of applicable waiting periods under the HSR Act, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (vii) of paragraph (a) above; or

     (c)(i) the representations and warranties of the Company relating to the Company's authority and noncontravention, the opinion of financial advisor, voting requirements, the Rights Agreement, and the Selesta litigation, and the first five sentences of the representation regarding capitalization shall not be true and correct in all material respects as of the date of consummation of the Offer as though made on or as of such date (other than any such representations and warranties that by their terms address only matters as of another specified dated, which shall be true and correct only as of such other specified date) and (ii) all other representations and warranties of the Company contained in the Merger Agreement, which representations and warranties shall be deemed for purposes of this condition not to include any qualification or limitation with respect to materiality (whether by reference to "Material Adverse Effect" or otherwise), shall not be true and correct as of the date of consummation of the Offer as though made on or as of such date (other than representations and warranties that by their terms address matters only as of another specified date, which shall be true and correct only as of such other specified date), except in the case of this clause (ii) where the matters in respect of which such representations and warranties are not true and correct, in the aggregate, have not had and could not reasonably be expected to have a Material Adverse Effect on the Company, with the same effect as though such representations and warranties were made as of the date of consummation of the Offer; or

     (d) there shall have occurred a Material Adverse Effect on the Company;
  or

     (e) the Company's Board of Directors (i) shall have withdrawn, or modified or changed in a manner adverse to Parent or Purchaser (including by amendment of this Schedule 14D-9) its recommendation of the Offer, the Merger Agreement, or the Merger, (ii) shall have recommended or announced a neutral position with respect to an Acquisition Proposal, (iii) shall have adopted any resolution to effect any of the foregoing, or (iv) upon request of Parent, shall fail to reaffirm its approval or recommendation of the Offer, the Merger Agreement, or the Merger; or

     (f) any Person or "group" (as defined in Section 13(d)(3) of the Exchange Act), other than Parent, Purchaser or their affiliates or any group of which any of them is a member, shall have acquired or announced its intention to acquire (including by commencement of a tender or exchange offer) beneficial ownership (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act) of 20% or more of the Shares; or

     (g) the Merger Agreement shall have been terminated in accordance with its terms;

which in the sole good faith judgment of Parent or Purchaser, in any such case, and regardless of the circumstances (including any action or inaction by Parent or Purchaser) giving rise to such condition makes it inadvisable to proceed with the Offer and/or with such acceptance for payment of or payments for Shares.

   The foregoing conditions are for the sole benefit of Parent and Purchaser and may (except for the Minimum Condition) be waived by Parent or Purchaser, in whole or in part, at any time and from time to time, in the sole discretion of Parent or Purchaser. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

Stockholder Agreements

   The following is a summary of certain provisions of the Stockholder Agreements. This summary is not a complete description of the terms and conditions of the Stockholder Agreements and is qualified in its entirety by reference to the full text of the forms of Stockholder Agreements filed with the SEC as Exhibits 99.2, 99.3 and 99.4 to this Schedule 14D-9 and incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the Stockholder Agreements.

   As a condition and inducement to Parent's entering into the Merger Agreement and incurring the liabilities therein, all of the Company's then-current executive officers and directors and certain entities related to Advent International Corporation (collectively, "Advent") and Cisco Systems, Inc. ("Cisco") (for purposes of this "Stockholder Agreements" section, the aforementioned entities shall be referred to as the "Stockholders"), who collectively have voting power and dispositive power with respect to an aggregate of 1,171,068 Shares and hold Options to acquire 854,050 Shares, concurrently with the execution and delivery of the Merger Agreement entered into the Stockholder Agreements with Parent. Pursuant to the Stockholder Agreements, the Stockholders have agreed, among other things, to grant Parent an irrevocable proxy to vote the Shares covered by the Stockholder Agreements (collectively, the "Subject Shares") in favor of the Merger and against any other Acquisition Proposal (as defined in the Merger Agreement). The Stockholders have also granted to Parent an option to purchase the Subject Shares at an option price of $7.00 per Subject Share (or any higher price offered by Parent or a subsidiary of Parent to the stockholders of the Company generally) during the "Option Period". With respect to the option granted to Parent by the directors and executive officers of the Company, "Option Period" means the period between March 23, 1999 and the earlier of (i) 120 days after the purchase of Shares pursuant to the Offer or (ii) the date that the Merger Agreement is terminated for any reason. With respect to the option granted to Parent by Advent, "Option Period" means the period between March 23, 1999 and the earlier of (i) 120 days after the purchase of Shares pursuant to the Offer or (ii) 120 days after the date on which the Merger Agreement is terminated for any reason, provided, however, that such option shall terminate (x) if the Merger Agreement is terminated by the Company because of a material breach by Parent or Purchaser and at the time of such termination the Company is not in breach of the Merger Agreement, and (y) if the Merger Agreement is terminated by the Company or because the condition requiring termination of all necessary waiting periods under the HSR Act is incapable of being fulfilled. With respect to the option granted by Cisco, "Option Period" means the period between March 23, 1999 and the earlier of (i) 120 days after the purchase of Shares pursuant to the Offer or (ii) 120 days after the date on which the Merger Agreement is terminated (A) pursuant to provision (d)(i) as described above in "The Merger Agreement--Termination Section" or (B) pursuant to provision (e)(i) as described in "The Merger Agreement--Termination Section" or (iii) 30 days after the date on which the Merger Agreement is terminated pursuant to provision (e)(v) as described in "The Merger Agreement-- Termination" section, or (iv) the date on which the Merger Agreement is terminated other than for reasons described in clauses (ii) or (iii) of this sentence.

   During the period from the date of the Stockholder Agreements through and including the earlier of (i) the Effective Time and (ii) the end of the relevant Option Period, each Stockholder has agreed not to: (A) except for the tender of Subject Shares in the Offer, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement, understanding, or consent to do so; (B) grant any proxies (other than proxies relating to the election of management's slate of directors at an annual meeting of the Company's stockholders, and other routine matters which would not require the filing of a preliminary proxy statement under Rule 14a-6(a) of the Exchange Act), or powers of attorney, deposit any of the Subject Shares into a voting trust or enter into a voting agreement with respect to any of the Subject Shares; or (C) take any action that would make any representation or warranty contained in the applicable Stockholder Agreement untrue or incorrect or have the effect of impairing the ability of such Stockholder to perform the Stockholder's obligations under such Stockholder Agreement or preventing or delaying the consummation of any of the transactions contemplated by the Stockholder Agreement and Merger Agreement. Notwithstanding the foregoing, Advent will have the right (i) to transfer Subject Shares to an affiliate, as long as, before any such transfer, such affiliate enters into a written agreement (an "Acknowledgement Agreement") with Parent whereby such affiliate agrees to be bound by all of the terms and provisions of Advent's Stockholder Agreement with respect to the Subject Shares received by such affiliate, (ii) prior to the exercise by Parent of its option and following the termination of the Merger Agreement (other than a termination which requires the payment of the Termination Fee), to sell Subject Shares in open market transactions, provided that any such sale shall not limit or relieve Advent of its obligation to deliver Subject Shares to Parent in the event Parent exercises the option to purchase such Subject Shares, and (iii) transfer or sell Subject Shares to one or more third parties in privately-negotiated transactions as long as each such third party enters into an Acknowledgment Agreement with Parent.

   Each of the directors and executive officers of the Company entering into a Stockholder Agreement has also agreed, subject to certain exclusions relating to indemnification and employment matters, to unconditionally release, as of the Effective Time, any and all claims and causes of action that such directors and officers may have against the Company or any of its subsidiaries or any present or former director, officer, employee or agent of the Company or any of its subsidiaries (collectively, the "Released Parties") resulting from any act, omission or occurrence prior to the Effective Time. Advent has agreed to unconditionally release, as of the Effective Time, any and all claims and causes of action that Advent may have against the Released Parties resulting from any act, omission or occurrence prior to the Effective Time. Cisco has agreed to unconditionally release, as of the Effective Time, any and all claims and causes of action that Cisco may have against the Released Parties resulting from any alleged breach of fiduciary duty by any officer or director of the Company occurring prior to the Effective Time; provided, however, that such release will not apply to any currently effective contract or agreement between Cisco and the Company or any claim or cause of action arising therefrom.

   Each Stockholder has agreed that, in the capacity as a stockholder, it will not respond to any inquiries or the making of any proposal by any person or entity (other than Parent or any affiliate of Parent) concerning any business combination, merger, tender offer, exchange offer, sale of assets, sale of shares of capital stock or debt securities or similar transactions involving the Company or any subsidiary, division or operating or principal business unit of the Company. If any Stockholder, in the capacity as a stockholder, receives any such inquiry or proposal, then the Stockholder has agreed to promptly inform Parent of the existence thereof. Each Stockholder, in the capacity as a stockholder, has agreed to immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties previously conducted with respect to any of the foregoing.

The Exclusivity Agreement

   The following is a summary of certain provisions of the Exclusivity Agreement. This summary is not a complete description of the terms and conditions of the Exclusivity Agreement and is qualified in its entirety by reference to the full text of the Exclusivity Agreement filed with the SEC as
Exhibit 99.8 to this Schedule 14D-9 and incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the Exclusivity Agreement.

   On March 16, 1999, the Company and Parent entered into an exclusivity agreement ("Exclusivity Agreement") pursuant to which the Company agreed to, and to use all reasonable efforts to cause all of its and its subsidiaries' affiliates, officers, directors, employees, agents and representatives to, discontinue any solicitation efforts with respect to any potential acquisition of the Company with anyone other than Parent, until the earlier of (a) 6:00 p.m. California time on March 25, 1999, or (b) the execution of a definitive agreement governing the terms and conditions of the potential acquisition of the Company by Parent ("Exclusivity

Period"). The Company also agreed during the Exclusivity Period not to enter into discussions or negotiations with any other person concerning an acquisition proposal or to endorse such other proposal and to notify Parent immediately if, during the Exclusivity Period, the Company received certain types of expressions of interest from persons other than Parent.

   Pursuant to the Exclusivity Agreement, Parent agreed that for a period of one year from the date of the Exclusivity Agreement, it will not, directly or indirectly, solicit for employment or attempt to hire or recruit any employee of the Company (or any subsidiary thereof) with whom Parent has had contact or who became known to Parent in connection with Parent's consideration of a potential acquisition. However, Parent will not be deemed to have breached or violated this restriction solely (a) as a result of generic employment advertising by Parent (including, without limitation, "open position" and similar listings in Parent's various World Wide Web pages), (b) as a result of the efforts of an executive recruitment or similar firm generally engaged to recruit employees for Parent (without targeting of the Company or its specific employees) or (c) if any employee of the Company (or any subsidiary thereof) approaches and obtains employment with Parent after the date of the Exclusivity Agreement solely as a result of any advertising or recruitment effort contemplated in clause (a) or (b) above.

Item 4. The Solicitation or Recommendation.

   (a) Recommendation of the Company Board of Directors.

   The Company Board of Directors has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders, (ii) approved and adopted the Merger Agreement and the transactions contemplated thereby, and (iii) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement and approve the transactions contemplated thereby.

   A letter to the Company's stockholders communicating the Company's recommendation and a press release announcing the execution of the Merger Agreement are filed with this Schedule 14D-9 as Exhibits 99.6 and 99.5, respectively, and are incorporated herein by reference in their entirety.

   (b) Background of the Offer; Reasons for the Recommendation.

 Background of the Offer.

   On several occasions during September 1998, representatives of Broadview International, LLC, Parent's financial advisor ("Broadview"), contacted Mr. Augustus J. Berkeley, President and Chief Executive Officer of the Company, to discuss the possibility of a merger of the Company with a Broadview client. On September 29, 1998, general information regarding Parent and Company was exchanged by Parent and Company through Broadview. On October 6, 1998, Mr. Ron Hardy, Vice President, Business Development, of Parent's Systems Management Group, met with Mr. Berkeley and Mr. James Barth, Chief Financial Officer of the Company, at the Hilton Hotel in Newark, California to explore on a preliminary basis the possibility of such an acquisition. This meeting did not lead to any agreements or understandings. On December 14, 1998, Mr. Hardy called Mr. Berkeley to set up a meeting regarding a potential high level business review meeting and related logistics. On December 16, 1998, the Company's Board met and reviewed with Mr. Berkeley the extent of the Company's discussions with Parent. On December 21, 1998, in anticipation of a business review meeting between Parent and the Company, Parent and the Company entered into a confidentiality agreement for the purpose of permitting Parent to review certain nonpublic information relating to the Company in connection with Parent's evaluation of a possible acquisition.

   On December 21, 1998, Mr. Berkeley, all then-current executive officers of the Company, and Mr. Christopher Schember, a business development advisor to the Company, met with Mr. Hardy, Mr. Mike Harvey, President of Parent's Systems Management Group, Mr. Randy Davis, President of Parent's Network

Management Division and Richard Vieira, a representative from Broadview, at the Courtyard Marriott in Fremont, California to discuss a potential combination between the Company and Parent. The participants discussed the Company's products, historical and projected financial information (but only such financial information as the Company has historically shared with the financial community). No proprietary information was disclosed by the Company to Parent at this meeting including information relating to the Company's sales pipeline, customer names, organizational charts, or prospects (other than already-disclosed projected financial information).

   On December 23, 1998, Mr. Geno P. Tolari, Executive Vice President and Chief Operating Officer of Parent, held discussions with Mr. Berkeley at Mr. Tolari's home in Pleasanton, California about setting up a more intensive two-day business due diligence session. At such meeting and subsequently, Mr. Berkeley requested Mr. Tolari to provide the Company with an indication of the price range that Parent would be willing to offer for the Company. Mr. Berkeley also informed Mr. Tolari that he did not believe that the Company's current stock price represented the real value of the Company, and that if Parent was merely interested in a bargain price, then the Company would not be interested in continuing discussions with Parent. Mr. Tolari advised
Mr. Berkeley that Parent would not be in a position to give a price indication until after the two-day business review, but assured Mr. Berkeley that if the follow-on discussion went as well as the December 21, 1998 discussions, that the proposed price would be fair.

   Also on December 23, 1998, Parent provided the Company with an extensive due diligence list. During the month of January the Company reviewed and compiled basic information relating to such list.

   In early February 1999, Mr. Hardy called Mr. Berkeley to set up a meeting for a detailed business review meeting between the Company and Parent for February 5 and 6, 1999.

   On February 3, 1999, Mr. Berkeley and Mr. Barth met with representatives of Hambrecht and Quist LLC, the Company's financial advisor ("H&Q"), and Mr. Schember to discuss planning for and flow of information from the Company to Parent and the upcoming meeting on February 5 and 6, 1999 with Parent.

   On February 5 and 6, 1999, senior executives of Parent and its financial advisor met with senior executives of the Company at the Courtyard Marriott in Fremont, California for the purpose of conducting a detailed business review of the Company, including a review of the Company's business, operations, and technology, in order to assess the strategic opportunities of a business combination with the Company. No information regarding the Company's sales pipeline, customer names, organizational charts, or prospects (other than already-disclosed projected financial information) was disclosed by the Company to Parent at this meeting.

   On February 15, 1999, Parent's senior management met internally to consider the results of its preliminary business review of the Company and the strategic opportunities presented by an acquisition of the Company. Parent's senior management decided to pursue an acquisition of the Company but determined that Parent would request the Company to first seek a waiver from Cisco Systems, Inc. ("Cisco") of certain provisions of a Stock Purchase Agreement between the Company and Cisco, dated December 12, 1996 (the "Cisco Agreement"), pursuant to which, among other things, Cisco was entitled to receive 20 days prior notice before the Company could accept an acquisition proposal (the "Acquisition Notice Provision").

   On February 16, 1999, representatives of Broadview contacted H&Q, to advise H&Q that Parent was interested in pursuing an acquisition of the Company but would require that the Company first obtain a waiver from Cisco of the Acquisition Notice Provision. Broadview also advised H&Q that Parent, although not making a formal offer, would be prepared to discuss a transaction at a price at least equal to $5.50 per Share. On February 16, 1999, Mr. Harvey had dinner with Mr. Berkeley to discuss Parent's continued interest in the Company, Mr. Harvey acknowledged his understanding that management of the Company would not support a transaction unless it was fair to the Company's stockholders and Mr. Berkeley indicated that he would discuss pursuit of such waiver from Cisco with the Company's Board.

   On February 18, 1999, representatives of H&Q met with the Company's Board and discussed Parent's interest in the Company at a price level of $5.50 per Share. Parent indicated that the making of an offer would be conditioned on the Company's obtaining a waiver from Cisco of its right to be notified of transactions such as that considered by Parent. The Board authorized the Company's management to seek a waiver from Cisco of the Acquisition Notice Provision and to negotiate the transaction presented by H&Q at a $7.50 price per Share. The Company's Board also directed H&Q to identify other companies that would be interested in acquiring the Company. Thereafter, the Company sought to obtain such a wavier from Cisco and, on March 3, 1999, the Company and Cisco entered into a letter agreement which terminated certain provisions of the Cisco Agreement, including the Acquisition Notice Provision.

   On March 6, 1999, Mr. Berkeley telephoned Mr. Tolari and informed him that the Company was not interested in proceeding with a transaction at the $5.50 per Share level. Mr. Berkeley informed Mr. Tolari that the Company's Board directed him to discuss a price of $7.50 per Share, and that the Company was not presently prepared to consider a price that was lower than $7.50.

   Between March 6 and March 10, 1999, Mr. Sterling L. Williams, President and Chief Executive Officer of Parent, and Mr. Tolari had several telephone conversations with Mr. Berkeley in an effort to set up a meeting. Because of scheduling difficulties in setting up the meeting, on March 11, 1999, Mr. Williams telephoned Mr. Berkeley to advise him that Parent was prepared to proceed with a transaction at a price of $7.00 per Share, subject to satisfactory completion of due diligence and negotiation of other acceptable terms and conditions. Mr. Williams requested that Mr. Berkeley respond by the close of business on March 12, 1999. Mr. Berkeley stated that he would consult with the Company's Board and called the Company's Board to a meeting for the following day.

   On March 12, 1999, the Company's Board met with representatives of H&Q to discuss Parent's offer. H&Q advised the Board that a $7.00 per Share offer represented a substantial premium to the historical trading range of the Company's common stock and that in H&Q's view the risks of attempting to negotiate a higher price outweighed the benefits. H&Q also advised the Company on the status of its contacts with other companies with respect a potential acquisition. The Board then authorized Company's management to negotiate the transaction as previously presented, at $7.00 per Share. Following the Board meeting, Mr. Berkeley advised Mr. Tolari that the Company Board had authorized the Company's management to engage in discussions with Parent with respect to a potential acquisition of the Company by Parent at a price of $7.00 per Share.

   Late in the day on March 12, 1999, Parent furnished to the Company, and Broadview furnished to H&Q, a summary proposal outlining the principal terms and conditions of a potential acquisition of the Company by Parent.

   On March 15, 1999, following its review of the summary proposal, the Company advised Parent that it was prepared to begin negotiations of definitive agreements and that, subject to the confirmation of the Company's Board, Parent's representatives could conduct a detailed due diligence review of the Company commencing on March 17, 1999.

   During the afternoon of March 15, 1999, Parent transmitted to representatives of the Company a letter agreement providing that the Company would negotiate exclusively with Parent for a limited period of time (the "Exclusivity Letter"), a draft Merger Agreement, a draft form of Stockholder Agreement and a due diligence request list. Parent advised the Company that Parent would require Cisco, certain limited partnerships controlled by Advent International Corp. (collectively "Advent") and the executive officers and directors of the Company to sign Stockholder Agreements granting Parent an option to purchase their Shares at a price of $7.00 per Share in cash and grant Parent a proxy with respect to such Shares.

   On March 16, 1999, the Company informed the Board of the status of the negotiations, and the Board authorized the Company's officers to negotiate, execute and deliver the Exclusivity Letter. Commencing on March 16, 1999, representatives of Parent and the Company and their respective counsel began negotiating the

Exclusivity Letter, the draft Merger Agreement and the form of Stockholder Agreement. On the evening of March 16, 1999, Parent and the Company executed the Exclusivity Letter which provided, among other things, that until the earlier of 6:00 p.m., California time, on March 25, 1999 and the execution of a definitive agreement, the Company and its affiliates and representatives would discontinue any solicitation efforts, discussions or negotiations with respect to an acquisition proposal by any person other than Parent and would not solicit or facilitate other proposals to acquire the Company. In addition, the Company agreed to notify Parent if it received any acquisition proposal providing aggregate consideration for all of the Company's outstanding Shares having a value in excess of $7.00 per Share.

   Commencing on March 17, 1999, representatives of Parent conducted an intensive due diligence review of the Company. The negotiation of the Merger Agreement and the Stockholder Agreements and Parent's due diligence review continued until March 23, 1999.

   On March 18, 1999, Cisco and Advent were furnished a draft of the form of Stockholder Agreement and on March 19, 1999 Parent began negotiating the terms of the Stockholder Agreements with representatives of Cisco and Advent, which negotiations continued until March 23, 1999.

   On March 19, 1999, the Company's Board met to review final unresolved issues relating to the Merger Agreement and Stockholder Agreements.

   On March 23, 1999, the Company's Board met, reviewed and discussed the Merger Agreement and Stockholder Agreements, H&Q delivered its opinion to the Board that the Offer Consideration per Share was fair to the stockholders of the Company, from a financial point of view, and the Board voted unanimously to approve the Merger Agreement and other transactions contemplated thereby, and to recommend that the Company's stockholders tender their Shares in response to Parent's tender offer. On March 23, 1999, the Merger Agreement was executed and delivered by Parent, Purchaser and the Company, and Parent, Purchaser and the Stockholders entered into the Stockholder Agreements. On March 24, 1999, Parent and the Company issued a joint press release announcing the execution of the Merger Agreement. On March 30, 1999, pursuant to the terms of the Merger Agreement, Parent and Purchaser commenced the Offer.

   Factors Considered by the Board of Directors. In approving the Offer, the Merger Agreement and the transactions contemplated thereby, and recommending that all stockholders tender their Shares pursuant to the Offer, the Company Board of Directors considered a number of factors, including:

     (1) the financial and other terms of the Offer, the Merger Agreement and the related Stockholder Agreements, including the benefits of the transaction being structured as a two-step tender offer and merger, which would provide the Company's stockholders with an opportunity to receive $7.00 per Share on an accelerated basis;

     (2) the presentation of H&Q, the Company's financial advisor, and H&Q's opinion to the effect that, as of the date of its opinion and based upon and subject to certain matters stated therein, the $7.00 per Share cash consideration to be received by the holders of Shares pursuant to the Offer and the Merger is fair to the stockholders of the Company from a financial point of view (the "Fairness Opinion"). The full text of H&Q's written Fairness Opinion is attached hereto as Annex A. Stockholders are urged to, and should, read such opinion in its entirety. H&Q presented its final Fairness Opinion on March 23, 1999, and the Fairness Opinion concluded that the proposed per Share cash consideration is fair to the stockholders from a financial point of view;

     (3) that the $7.00 per Share tender offer price represents a premium of approximately 41.8% over the closing price of the Shares on the Nasdaq National Market System ("Nasdaq") on March 19, 1999, and 81.2% over the average of all closing prices of the Shares on Nasdaq for the last full month of trading prior to March 19, 1999;

     (4) the history of the price of the Shares on Nasdaq over the last 12 months and the premium represented by the Offer Consideration to such price history;

     (5) the view of the Company Board of Directors, based in part upon the presentation of management and H&Q to the Company Board of Directors, regarding the likelihood of a superior offer arising;

     (6) the Company's existing competitive and market position, including the Company's ability to effectively compete with companies having significantly greater financial resources than the Company;

     (7) the provisions of the Merger Agreement, including the provision allowing the Company to respond to unsolicited bona fide proposals concerning an acquisition of the Company that the Company's Board of Directors has concluded represents a Superior Proposal, and the provisions which permit the Company to terminate the Merger Agreement upon payment to Purchaser of a break-up fee and reimbursement of certain expenses under certain circumstances;

     (8) the fact that Parent's and Purchaser's obligations under the Merger Agreement and the Offer were not subject to any financing condition;

     (9) Parent's financial condition and ability to cause Purchaser to meet its obligations under the Merger Agreement;

     (10) the alternatives available to the Company, including continuing to maintain the Company as an independent company and the possibility that if the Company remained as an independent public corporation because of a decline in the market price of the Shares or the stock market in general, the price that might be received by the holders of the Shares in the open market or in a future transaction might be less than the $7.00 per Share price to be received by holders of Shares in connection with the Offer and the Merger;

     (11) legal matters relating to the Offer and the Merger Agreement, including the regulatory clearance under the HSR Act with respect to the Offer and the favorable prospects for receiving such clearance and the terms of the Offer and the Merger Agreement related thereto;

     (12) the willingness of the directors, members of management and certain large stockholders of the Company to enter into the Stockholder Agreements, pursuant to which, among other things, such persons granted to Parent an option to purchase the Shares owned by them and Shares resulting from exercise of options held by them and that such Stockholders indicated that they intended to tender their Shares pursuant to the Offer;

     (13) the familiarity of the Company's Board of Directors with the business, results of operations, properties and financial condition of the Company and the nature of the industry in which it operates; and

     (14) the discussions held by the Company and H&Q on the Company's behalf with other companies regarding potential business combination transactions with the Company.

The foregoing discussion of the information and factors considered and given weight by the Company Board of Directors is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Merger Agreement and the Offer, the Company Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Company Board of Directors may have given different weights to different factors.

Item 5. Persons Retained, Employed or to Be Compensated.

   The Company retained H&Q in connection with the Offer and the Merger. Pursuant to a letter agreement dated January 29, 1999, the Company paid H&Q, upon delivery of the Fairness Opinion, a fee, payable in cash, of $450,000, which is credited against any compensation otherwise payable by the Company to H&Q upon the consummation of a sale of the Company. Upon consummation by the Company of a sale, the Company has agreed to pay H&Q an additional fee, payable in cash on closing, of $900,000 plus 2.0% of all consideration above $50 million in valuation of all of the Company's capital stock, less any fees previously paid. In addition to the foregoing compensation, the Company has agreed to indemnify H&Q against certain liabilities and expenses arising out of the engagement and the transactions in connection therewith, including certain liabilities under the federal securities laws.

   In addition, the Company agreed to pay Christopher Schember, a business development advisor, a fee of $20,000 in connection with Mr. Schember's efforts with regard to the Merger Agreement.

   Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer and the Merger.

Item 6. Recent Transactions and Intent with Respect to Securities.

   (a) No transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

   (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, all of the Company's executive officers, directors and all entities related to Advent and Cisco who own Shares presently intend to tender such Shares to Purchaser pursuant to the Offer.

Item 7. Certain Negotiations and Transactions by the Subject Company.

   (a) Except as set forth herein, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a tender offer for or other acquisition of securities by or of the Company; or (iii) any material change in the present capitalization or dividend policy of the Company.

   The Company has executed a confidential letter of intent with a foreign third party and is engaged in preliminary negotiations with respect to the terms and conditions for the sale of all the Company's assets relating to a certain product line.

   (b) Except as set forth herein, there are no transactions, resolutions of the Company's Board of Directors, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

Item 8. Additional Information to Be Furnished.

   Short Form Merger. Under the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of Common Stock, the Purchaser will be able to effect the Merger after consummation of the Offer without a vote of the Company's stockholders. However, if the Purchaser does not acquire at least 90% of the outstanding Shares of Common Stock pursuant to the Offer or otherwise and a vote of the Company's stockholders is required under Delaware Law, a significantly longer period of time will be required to effect the Merger.

Item 9. Material to Be Filed as Exhibits.

 Exhibit
 Number                                Description
 -------                               -----------
  99.1   Agreement and Plan of Merger, dated as of March 23, 1999, by and among
          Sterling Software, Inc., Sterling Software (Southwest), Inc., and
          Interlink Computer Sciences, Inc., including Conditions to the Offer.

  99.2 Stockholder Agreement, dated as of March 23, 1999, by and among Sterling Software, Inc., Sterling Software (Southwest), Inc., and
          Cisco Systems, Inc.

  99.3 Stockholder Agreement, dated as of March 23, 1999, by and among Sterling Software, Inc., Sterling Software (Southwest), Inc., and
          Adtel Limited Partnership, Adventact Limited Partnership, Advent
          International Investors II Limited Partnership, Adwest Limited
          Partnership, Global Private Equity II Limited Partnership and Golden
          Gate Development and Investment Limited Partnership.


   Exhibit
   Number                                Description
   -------                               -----------
 99.4        Form of Stockholder Agreement, dated as of March 23, 1999, by and among Sterling Software, Inc., Sterling Software (Southwest),
              Inc., and directors and executive officers of the Company
              (together with a schedule indicating the number of shares and options to purchase shares owned by each director and executive officer, who entered into a Stockholder Agreement).

 99.5        Joint Press release issued by the Company and Sterling Software,
              Inc. dated March 24, 1999.

 99.6        Letter to Stockholders of Interlink Computer Sciences, Inc., dated
              March 30, 1999.*

 99.7(1)     Fairness Opinion of Hambrecht & Quist LLC, dated March 23, 1999.*

 99.8        Exclusivity Agreement, dated March 16, 1999, by and between the
              Company and Sterling Software, Inc.

 99.9(2)     Certificate of Incorporation of the Company, as amended to date.

 99.10(2)    Bylaws of the Company, as amended to date.

 99.11(2)    Form of Indemnification Agreement between the Company and its executive officers and directors.

 99.12(2)(5) 1992 Stock Option Plan and related agreements.

 99.13(3)    1996 Director Stock Option Plan and related agreements.

 99.14(2)    1996 Employee Stock Purchase Plan and related agreements.

 99.15(4)    Form of Change of Control Severance Agreement between the Company and its Executive Officers

 99.16(4)    Letter Agreement between the Company and Augustus J. Berkeley dated 10/97.
 99.17       Consulting Agreement between the Company and James A. Barth, dated
              March 19, 1999

 99.18(6)    The Company's Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder.*

 99.19       Certain portions of pages 2-3 and 8-13 of the Company's Proxy
              Statement, dated September 24, 1998, relating to the Company's
              Annual Meeting of Shareholders held on November 5, 1998.

--------
 * Included in the materials mailed to the Company's stockholders.

(1) Attached hereto as Annex A.

(2) Incorporated by reference from the Company's registration statement on Form S-1, as amended (File No. 333-05243) which became effective on August 15, 1996.

(3) Incorporated by reference from the Company's quarterly report on Form 10-Q for the quarter ended December 31, 1996 and filed with the SEC on February 13, 1997.

(4) Incorporated by reference from the Company's quarterly report on Form 10-Q for the quarter ended March 31, 1998 and filed with the SEC on May 15, 1998.

(5) Amendments to the Company's 1992 Stock Option Plan are incorporated by reference from the Company's registration statements on Form S-8, filed with the SEC on March 25, 1998 and March 4, 1998.

(6) Attached hereto as Schedule I.

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          INTERLINK COMPUTER SCIENCES, INC.

                                               /s/ Augustus J. Berkeley
                                          By: _________________________________
                                            Name: Augustus J. Berkeley
                                            Title:President and Chief
                                             Executive Officer

Dated: March 30, 1999

                                                                        ANNEX A

Hambrecht & Quist

                         One Bush Street San Francisco, CA 94104 (415) 439-3000

March 23, 1999

Confidential

The Board of Directors
Interlink Computer Sciences, Inc.
47370 Fremont Boulevard
Fremont, CA 94538

Attention: Augustus J. Berkeley
Chairman and Chief Executive Officer

Gentlemen:

   You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock (the "Common Stock") of Interlink Computer Sciences, Inc. (the "Company") of the consideration to be received by such stockholders in connection with the proposed acquisition of the Company by Sterling Software, Inc. ("Acquirer") pursuant to the Agreement and Plan of Merger to be dated as of March 23, 1999, among Acquirer, Sterling Software (Southwest), Inc. ("Merger Sub"), a wholly owned subsidiary of the Acquirer, and the Company (the "Agreement").

   We understand that the terms of the Agreement provide, among other things, that (i) Merger Sub will promptly commence a tender offer (the "Offer") to purchase for cash, a minimum of 50.1%, and up to 100% of the outstanding shares of Common Stock at a purchase price of $7.00 per share, net to each of the selling shareholders, upon the terms and subject to the conditions set forth in the Agreement; and (ii) Merger Sub will subsequently be merged (the "Merger") with and into the Company in a transaction that will provide the holders of Common Stock (other than Acquirer, Merger Sub, and the Company or their respective subsidiaries) with $7.00 per share in cash. The Offer and the Merger contemplated by the Agreement constitute the "Proposed Transaction". We understand that concurrently with the execution of the Agreement, the Acquirer and certain stockholders (each a "Stockholder") are entering into individual Stockholder Agreements relating to Acquirer's purchase, under certain conditions, of the Common Stock of the Company held by each Stockholder as well as the grant of irrevocable proxies by each Stockholder to the Acquirer, and an agreement by each Stockholder to vote in favor of the adoption of the Agreement (the "Stockholder Agreements").

   Hambrecht & Quist LLC ("Hambrecht & Quist"), as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. We have acted as a financial advisor to the Board of Directors of the Company in connection with the Proposed Transaction, and we will receive a fee for our services, which include the rendering of this opinion.

San Francisco .  New York  .  Boston  .  Newport Beach  .  San Diego  .  London
   MEMBERS NEW YORK STOCK EXCHANGE . AMERICAN STOCK EXCHANGE . PACIFIC STOCK
                                   EXCHANGE

The Board of Directors
Interlink Computer Sciences, Inc.
Page 2


   In connection with our review of the Proposed Transaction, and in arriving at our opinion, we have, among other things:

     (i) reviewed the publicly available consolidated financial statements of Acquirer for recent years and interim periods to date and certain other relevant financial and operating data of made available to us from published sources;

     (ii) reviewed the publicly available consolidated financial statements of the Company for recent years and interim periods to date and certain other relevant financial and operating data of the Company made available to us from published sources and from the internal records of the Company;

     (iii) reviewed certain internal financial and operating information, including certain projections, relating to the Company prepared by the management of the Company;

     (iv) discussed the business, financial condition and prospects of the Company with certain of its officers;

     (v) reviewed the recent reported prices and trading activity for the Common Stock of the Company and compared such information and certain financial information for the Company with similar information for certain other companies engaged in businesses we consider comparable;

     (vi) reviewed the financial terms, to the extent publicly available, of certain comparable merger and acquisition transactions;

     (vii) reviewed the Agreement; and

     (viii) performed such other analyses and examinations and considered such other information, financial studies, analyses and investigations and financial, economic and market data as we deemed relevant.

   In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all of the information concerning the Company considered in connection with our review of the Proposed Transaction, and we have not assumed any responsibility for independent verification of such information. We have not prepared any independent valuation or appraisal of any of the assets or liabilities of the Company, nor have we conducted a physical inspection of the properties and facilities of the Company. With respect to the financial forecasts and projections made available to us and used in our analysis, we have assumed that they reflect the best currently available estimates and judgments of the expected future financial performance of the Company. Our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of this letter and any change in such conditions would require a reevaluation of this opinion. We have not been requested to, and do not express any opinion relating to the terms of the Stockholder Agreements.

   It is understood that this letter is for the information of the Board of Directors in connection with its evaluation of the Proposed Transaction and may not be used for any other purpose without our prior written consent; provided, however, that this letter may be reproduced in full in any proxy statement or solicitation / recommendation statement , as the case may be, in connection with the Proposed Transaction. This letter does not constitute a recommendation to any stockholder as to whether such stockholder should accept the Offer, or vote in favor of the Merger, as the case may be.

The Board of Directors
Interlink Computer Sciences, Inc.
Page 3


   Based upon and subject to the foregoing, and after considering such other matters as we deem relevant, we are of the opinion that as of the date hereof, the consideration to be received by the holders of Common Stock in the Proposed Transaction is fair to such holders from a financial point of view.

Very truly yours,

Hambrecht & Quist llc

         /s/ Paul B. Cleveland
By __________________________________
           Paul B. Cleveland
           Managing Director

                                                                     SCHEDULE I

                       INTERLINK COMPUTER SCIENCES, INC.
                            47370 Fremont Boulevard
                               Fremont, CA 94538

                               ----------------

                INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
                  OF THE SECURITIES EXCHANGE ACT OF 1934 AND
                             RULE 14f-1 THEREUNDER

   This Information Statement is being mailed on or about March 30, 1999 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to holders of shares (the "Rights," and together with the Common Stock the "Shares") of common stock, $0.001 par value (the "Common Stock"), of Interlink Computer Sciences, Inc., a Delaware corporation (the "Company") and the associated preferred share purchase rights issued pursuant to the Rights Agreement dated February 25, 1998, as amended, between the Company and BankBoston, N.A. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by Sterling Software, Inc. ("Parent") to the board of directors of the Company (the "Company Board"). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated March 23, 1999 (the "Merger Agreement"), by and between Parent, Sterling Software (Southwest), Inc. (the "Purchaser"), an indirect, wholly owned subsidiary of Parent, and the Company.

   This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. You are urged to read this information statement carefully. You are not, however, required to take any action in connection with this Information Statement.

   Pursuant to the Merger Agreement, the Purchaser has commenced a cash tender offer to acquire all of the Shares (the "Offer"). The Offer is scheduled to expire at 12:00 Midnight New York City Time on April 26, 1999, unless the Offer is extended. Following the successful completion of the Offer, upon approval by a stockholder vote, if required, and subject to certain other conditions, the Purchaser will be merged with and into the Company (the "Merger").

   The information contained in this Information Statement concerning Parent and Purchaser has been furnished to the Company by Parent and Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   GENERAL INFORMATION REGARDING THE COMPANY

General

   The Common Stock is the only class of voting securities of the Company outstanding. Each Share entitles its record holder to one vote. As of March 23, 1999, there were 8,308,107 Shares outstanding.

The Company's Board of Directors

   The Merger Agreement provides that, promptly after (i) the purchase of and payment for any Shares by Purchaser or any of its affiliates pursuant to the Offer as a result of which Purchaser and its affiliates own beneficially at least a majority of then outstanding Shares and (ii) compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, whichever shall occur later, Parent will be entitled to designate such number of directors, rounded up to the next whole number, on the Company Board as is equal to the product of the total number of directors on such Board (after giving effect to any increase in the size of such Board) multiplied by the percentage that the number of Shares beneficially owned by Purchaser at such time (including Shares accepted for payment) bears to the total number of Shares then outstanding. The Company has further agreed, upon request of Parent, to use its best efforts promptly either to increase the size of the Company Board or to secure the resignations of such number of its incumbent directors, or both, as is necessary to enable such designees of Parent to be so elected or appointed to the Company Board, and to take all actions available to the Company to cause such designees of Parent to be so elected or appointed. The Company, if requested by Parent, will also take all action necessary to cause persons designated by Parent to constitute at least the same percentage (rounded up to the next whole number) as Parent is entitled to designate on the Company Board, of each committee of the Company Board, each board of directors (or similar body) of each subsidiary of the Company, and each committee (or similar body) of each such board.

   Notwithstanding the provisions described above, the Company, Parent and Purchaser will use their respective reasonable best efforts to ensure that at least two of the members of the Board shall, at all times prior to the Effective Time, be directors of the Company who were directors of the Company on the date hereof (the "Continuing Directors"). If the number of Continuing Directors shall be reduced below two for any reason, the remaining Continuing Director may designate a person to fill such vacancy who will be deemed to be a Continuing Director for all purposes of the Merger Agreement, or if no Continuing Directors then remain, the other directors of Company then in office will designate two persons to fill such vacancies who will not be officers or employees or affiliates of the Company, Parent or either of their subsidiaries and such persons shall be deemed to be Continuing Directors for all purposes of the Merger Agreement.

   From and after the time, if any, that Parent's designees constitute a majority of the Company's Board of Directors and prior to the Effective Time, any amendment or modification of the Merger Agreement, any amendment to the Company's Certificate of Incorporation or Bylaws inconsistent with the Merger Agreement, any termination of the Merger Agreement by the Company, any extension of time for performance of any of the obligations of Parent or Purchaser under the Merger Agreement, any waiver of any condition to the Company's obligations under the Merger Agreement or any of the Company's rights under the Merger Agreement or other action by the Company under the Merger Agreement may be effected only by the action of a majority of the Continuing Directors of the Company, which action will be deemed to constitute the action of any committee specifically designated by the Board of Directors of Company to approve the actions contemplated under the Merger Agreement and the full Board of Directors of the Company; provided, that, if there are ever no Continuing Directors, such actions may be effected by majority vote of the entire Board of Directors of the Company.

   Parent has informed the Company that Parent will choose Parent's designees from the list of persons set forth in the following table. With respect to Parent's designees, the following table, prepared from information furnished to the Company by Parent, sets forth the name, age, present principal occupation or employment and five-year employment history for each of the persons who may be designated by Parent as Parent's designees. If necessary, Parent may choose additional or other Parent's designees, subject to the requirements of Rule 14f-1 promulgated under the Exchange Act. Unless otherwise indicated below, the business address of each person is 300 Crescent Court, Suite 1200, Dallas, Texas 75201-7853, and each such person is a United States citizen.

                                 Present Principal Occupation or Employment;
                                 Material Positions Held During the Past Five
           Name           Age                       Years
           ----           ---    --------------------------------------------
 Geno P. Tolari..........  55 Mr. Tolari has served as an Executive Vice
                               President of Parent since March 1990 and as
                               Chief Operating Officer of Parent since April
                               1996. Mr. Tolari served as President of Parent's
                               Systems Management Group from December 1994 to
                               February 1997 and as President of Parent's
                               Federal Systems Group from October 1985 to
                               December 1994.

 Don J. McDermett, Jr. ..  40 Mr. McDermett has served as Senior Vice President and General Counsel of Parent since May 1997 and as Secretary of Parent since October 1998.
                               Mr. McDermett served as Vice President, Legal of
                               Parent from July 1996 to May 1997. Prior to that time Mr. McDermett was employed by Thompson &
                               Knight, P.C., a Dallas-based law firm, having been a senior shareholder in that firm's corporate practice group since 1993.

 R. Logan Wray...........  39 Mr. Wray has served as Senior Vice President and
                               Chief Financial Officer of Parent since May
                               1997. Prior to that time Mr. Wray was employed
                               by Ernst & Young LLP, a national accounting
                               firm, having been a partner in that firm since
                               1994.

   Parent has advised the Company that to the best knowledge of Parent, none of Parent's designees currently is a director of, or holds any position with, the Company, and except as disclosed in the Offer to Purchase, none of Parent's designees beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC, except as may be disclosed in the Offer to Purchase. None of Parent's designees has any family relationship with any director or executive officer of the Company.

   Parent has advised the Company that each of the persons listed in the table above has consented to act as a director, and that none of such persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws or is involved in any other legal proceeding which is required to be disclosed under Item 401(f) of Regulation S-K promulgated by the SEC.

   It is expected that Parent's designees may assume office at any time following the purchase by Parent of a majority of outstanding Shares pursuant to the Offer and (if necessary) the Stockholders Agreements, which purchase cannot be earlier than April 27, 1999, and that, upon assuming office, Parent's designees will thereafter constitute at least a majority of the Company Board.

                       DIRECTORS AND EXECUTIVE OFFICERS

The Current Members of the Company Board

   The names of the Company's current directors, their ages as of March 30, 1999 and certain other information about them are set forth below. Some of the current directors may resign effective immediately following the purchase of Shares by Purchaser pursuant to the Offer.

                                                                                Director
             Name           Age          Position(s) with the Company            Since
             ----           ---          ----------------------------           --------
   Augustus J. Berkeley....  53 President, Chief Executive Officer and Director   1997

   Ronald W.
    Braniff(1)(2)..........  63 Director                                          1993

   Andrew I. Fillat(2).....  50 Director                                          1994

   Ralph B. Godfrey(1).....  59 Director                                          1997

--------
(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

   There are no family relationships between any of the directors or executive officers of the Company.

   Augustus J. Berkeley has served as President and Chief Executive Officer from September 1997 to present and a member of the Board of Directors from November 1997 to present. He has served as Vice President of Worldwide Sales from January 1996 to September 1997. He also served as Vice President of North American Sales from January 1995 to December 1995. From March 1993 to January 1995, he served as Vice President of Sales and Marketing at CRAY Research Superserver Inc., a computer systems company. From May 1990 to January 1993, Mr. Berkeley served as Vice President of Marketing at Sequoia Systems, Inc., a computer systems company. Mr. Berkeley holds a B.S. in Economics and Finance from the University of Southwestern Louisiana.

   Ronald W. Braniff has served as a member of the Board of Directors since March 1993. Mr. Braniff is a private investor and software business consultant. He also serves as a director of Evoke, Inc., a systems development tools software company. Mr. Braniff served as President and Chief Executive Officer of ASK Computer Systems, an enterprise applications software company from 1984 to 1989. From 1966 to 1984 he was employed by Tymshare, a computer and network services company, and held the position of Vice President and General Manager of the Computer Services Group. Mr. Braniff holds a B.S.M.E. from Oregon State University.

   Andrew I. Fillat has served as a member of the Board of Directors since January 1994. From April 1989 to the present, Mr. Fillat has been a partner with Advent International, a management company for several venture capital and private equity funds, and from June 1995 to the present, he has served as Senior Vice President with Advent International. He serves as a director and member of the Compensation and Audit Committees of Advanced Radio Telecom, a wireless services company, Voxware, Inc., a voice-compression and communications company, and Lightbridge, Inc., a services and software provider to wireless carriers. Mr. Fillat holds a B.S. and M.S. in Electrical Engineering and Computer Science from the Massachusetts Institute of Technology and an M.B.A. from Harvard Graduate School of Business Administration.

   Ralph B. Godfrey has served as a member of the Board of Directors since December 1997. From 1990 to the present, Mr. Godfrey has been with 3Com Corporation ("3Com") serving in various capacities. Mr. Godfrey is currently Senior Vice President of 3Com's Client Access Business Unit and is a member of 3Com's Executive Committee. Prior to Mr. Godfrey's joining 3Com, he was President of Unisys' Value-Added Marketing Division which was created following the acquisition of Convergent Technologies in 1989. Mr. Godfrey had joined Convergent Technologies in 1988 as Vice President of North American Sales. Prior to Convergent Technologies, Mr. Godfrey spent 20 years with Hewlett-Packard where he held a variety of sales management positions.
Mr. Godfrey holds a B.S. and M.S. in Electrical Engineering from Auburn University.

Information Concerning The Board; Director Compensation

   The Board of Directors of the Company held a total of 17 meetings during fiscal 1998. No director attended fewer than 75% of the meetings of the Board of Directors or committees thereof, upon which such director served, if any. The Board of Directors has an Audit Committee and a Compensation Committee. The Board does not have a nominating committee or any committee performing similar functions.

   The Audit Committee, which currently consists of Messrs. Braniff and Godfrey, held 4 meetings in fiscal 1998. The Audit Committee oversees actions recommended by the Company's independent accountants and reviews the Company's internal financial controls.

   The Compensation Committee, which consists of Messrs. Braniff and Fillat, held 7 meetings in fiscal 1998. The Compensation Committee is responsible for determining salaries, incentives and other forms of compensation for directors, officers and other employees of the Company and administering various incentive compensation and benefit plans.

  The Company Board on March 13, 1998 created a Stock Option Plan Committee. The Stock Option Plan Committee, consists of one member, Augustus J. Berkeley. The Stock Option Plan Committee held one meeting in fiscal year 1998. The Stock Option Plan Committee is responsible for granting options on an ongoing basis to new and existing employees of the Company pursuant to the designated guidelines approved by the Board of Directors. The authority to grant options to employees does not extend to the granting of options to officers or director-level employees of the Company which options must be granted and approved by the Company Board or the Compensation Committee.

Executive Officers Of The Company

   The following individuals currently serve as executive officers of the
Company:

                                        Current Position with      Office Held
               Name              Age           Company                Since
               ----              ---    ---------------------      -----------
   Augustus J. Berkeley........   53 President, Chief Executive       1997
                                      Officer and Director

   William C. Jones............   52 Vice President of Marketing      1998

   Victor C. Langford..........   47 Vice President of Product        1998
                                      Development and Customer
                                      Service

   Christopher A. Markle.......   41 Vice President and Chief         1996
                                      Technical Officer

   Michael J. Satterwhite......   43 Vice President of Human          1996
                                      Resources

   Gordon Y.S. Leong...........   41 Acting Chief Financial           1999
                                      Officer

   Augustus J. Berkeley has served as President and Chief Executive Officer from September 1997 to present and a member of the Board of Directors from November 1997 to present. He has served as Vice President of Worldwide Sales from January 1996 to September 1997. He also served as Vice President of North American Sales from January 1995 to December 1995. From March 1993 to January 1995, he served as Vice President of Sales and Marketing at CRAY Research Superserver Inc., a computer systems company. From May 1990 to January 1993, Mr. Berkeley served as Vice President of Marketing at Sequoia Systems, Inc., a computer systems company. Mr. Berkeley holds a B.S. in Economics and Finance from the University of Southwestern Louisiana.

   William C. Jones has served as Vice President of Marketing from April 1998 to the present. Prior to the promotion, he held the position of Director of Marketing, where he played a major role in the development and execution of Interlink's e-Access strategy announced on March 30, 1998. Previously, he held the positions of director of applications product marketing at Interlink from April 1997 to April 1998 and MVS advanced systems planner at IBM from June 1986 to August 1989. Mr. Jones holds a B.S. in Polymer Chemistry and Textile Engineering from North Carolina State University at Raleigh.

   Victor C. Langford has served as Vice President of Product Development and Customer Service from March 1998 to the present. From October 1995 to June 1997, Mr. Langford served as Senior Vice President at Novell Corporation. His responsibilities included managing product development and marketing groups in various locations worldwide that were responsible for generating annual revenues of approximately $250 million. Previously, Mr. Langford held senior management positions at Novell Corporation, Software Publishing Corporation, Tymlabs and Hewlett-Packard Company. Mr. Langford holds a B.S. in Computer Science from North Staffordshire Polytechnic in the UK.

   Christopher A. Markle has served as Vice President from December 1996 to the present and was also appointed as the Chief Technical Officer in November 1997. He also served as the Company's Director of Marketing from June 1993 to December 1996 and as Director of Engineering from April 1990 to June 1993. Mr. Markle holds a B.S. in Computer Science from the Virginia Polytechnic Institute.

   Michael J. Satterwhite has served as Vice President of Human Resources from September 1996 to the present. From October 1995 to September 1996 he was Worldwide Director of Human Resources for Software Publishing Corporation ("SPC"), a visual communications software company. From June 1993 to October 1995, Mr. Satterwhite was the Manager of Human Resources at SPC. From June 1992 to June 1993, he was Manager of Human Resources at Oracle Corporation, an information management software company. From 1990 to June 1992, he was Manager of recruiting and employment at International Business Machines, Inc. Mr. Satterwhite holds a B.S. in Organization Behavior from the University of San Francisco.

   Gordon Y. S. Leong has served as Corporate Controller since May 1998, and Acting Chief Financial Officer since March 25, 1999. From February 1997 to May 1998, Mr. Leong served as Chief Financial Officer for IBRAIN Software, Inc., a financial decision support software company. From January 1995 to February 1997, Mr. Leong was Chief Financial Officer for Mainsoft Corporation, a Windows-to-UNIX translation software company. Prior to January 1995, Mr. Leong was Controller for Verity, Inc., a company that developed intelligent search and retrieval software for the Web and other storage repositories. Mr. Leong holds a B.B.A. in Accounting from the University of Portland and an M.B.A. from Golden Gate University.

                            EXECUTIVE COMPENSATION

   The following table sets forth all compensation for services rendered in all capacities during the fiscal year ended June 30, 1998 awarded to, earned by, or paid to (i) the Company's Chief Executive Officer and (ii) the Company's other most highly compensated officers whose salary and bonus for such fiscal year exceeded $100,000 and who were serving as an officer of the Company as of the end of such fiscal year (the "Named Executive Officers").

                          SUMMARY COMPENSATION TABLE

                                                   Long-Term
                                      Annual      Compensation
                                   Compensation    Awards(1)
                                 ---------------- ------------
                                                   Securities
        Name and          Fiscal                   Underlying       All Other
   Principal Position      Year   Salary   Bonus    Options      Compensation(2)
   ------------------     ------ -------- ------- ------------   ---------------
Augustus J.
 Berkeley(3)............   1998  $240,283 $70,629   367,300(7)       $5,148
 President and Chief
  Executive Officer        1997   222,817  11,341    65,000           1,099
                           1996   305,656   8,789    30,000           4,929

Ronald W. Braniff(4)....   1998    80,500     --     51,750(8)          --
 Former Interim Chief
  Executive Officer        1997    31,000     --     63,000             --

Christopher A. Markle...   1998   135,006  48,062    47,500(9)        1,732
 Vice President and
  Chief Technical
  Officer                  1997   118,834  21,821    22,500             619

Michael J. Satterwhite..   1998   120,019  49,250    50,000(10)       1,053
 Vice President of Human
  Resources                1997    86,240  26,504    25,000             631

William C. Jones(5).....   1998   122,751  20,000    60,000(11)       1,187
 Vice President of
  Marketing

James A. Barth(6).......   1998    99,487  18,667    90,000             882
 Former Vice President,
  Chief Financial
  Officer
 and Secretary

--------
 (1) In accordance with the rules of the SEC, other compensation in the form of perquisites and other personal benefits has been omitted in those cases where the aggregate amount to such perquisites and other personal benefits constituted less than the lesser of $50,000 or 10% of the total annual salary and bonus for the Named Executive Officer for such year.

 (2) Includes premiums paid by the Company on life insurance policies where the Company was not the beneficiary, auto allowances, and travel advances.

 (3) Salary amount includes $72,817 and $205,648 of commissions in 1997 and 1996, respectively.

 (4) Mr. Braniff assumed the position of Interim Chief Executive Officer from May 1997 to September 1997, and was compensated on a consulting basis for that period.

 (5) Mr. Jones assumed the position of Vice President of Marketing in April
     1998.

 (6) Mr. Barth assumed the position of Vice President, Chief Financial Officer and Secretary in November 1997 and relinquished such positions effective March 1999.

 (7) Reflects options for 367,300 shares that were repriced in February 1998, replacing options that were granted in November 1996, March 1997 and October 1997.

 (8) Reflects options for 48,000 shares that were repriced in February 1998, replacing options that were granted in May 1997.

 (9) Reflects options for 32,500 shares that were repriced in February 1998, replacing options that were granted in April 1996, November 1996 and December 1996.

(10) Reflects options for 25,000 shares that were repriced in February 1998, replacing options that were granted in September 1996.

(11) Reflects options for 3,000 shares that were repriced in February 1998, replacing options that were granted in August 1997.

Grants of Stock Options

                       Option Grants in Last Fiscal Year

   The following table sets forth information regarding the grant of stock options to each of the Named Executive Officers during the fiscal year ended June 30, 1998.

                                                                                 Potential Realizable
                                                                                Value at Assumed Annual
                                                                                 Rates of Stock Price
                                                                                     Appreciation
                                           Individual Grants                      for Option Term(1)
                          ----------------------------------------------------- ------------------------
                                            Percentage of
                             Number of      Total Options
                            Securities        Granted to   Exercise
                            Underlying        Employees    Price Per Expiration
          Name            Options Granted   in Fiscal 1998  Share(3)    Date        5%          10%
          ----            ---------------   -------------- --------- ---------- ----------- ------------
Augustus J. Berkeley....       151,15(2)(7)      8.5%        $4.88     2/6/2005 $   299,974 $   699,068
                              151,150(6)(7)      8.5%        $4.88     2/6/2005     299,974     699,068
                               23,000(2)(7)      1.3%        $4.88     2/6/2005      45,646     106,375
                               42,000(2)(7)      2.3%        $4.88     2/6/2005      83,354     194,250


James A. Barth..........       60,000(2)         3.4%        $4.39   11/17/2004     107,255     249,949
                               30,000(6)         1.7%        $4.39   11/17/2004      53,627     124,974

Ronald W. Braniff.......       48,000(5)(7)      2.7%        $4.88     2/6/2005      95,261     222,000
                                3,750(4)         0.2%        $4.44     2/5/2008      10,465      26,521

William C. Jones........        3,000(2)(7)      0.2%        $4.88     2/6/2005       5,954      13,875
                               40,000(2)         2.2%        $5.50     4/1/2005      89,562     208,718
                               17,000(6)         1.0%        $5.50     4/1/2005      38,064      88,705

Christopher A. Markle...       15,000(2)         0.8%        $4.81    10/6/2004      29,391      68,493
                               10,000(2)(7)      0.6%        $4.88     2/6/2005      19,846      46,250
                                7,500(2)(7)      0.4%        $4.88     2/6/2005      14,885      34,687
                               15,000(2)(7)      0.8%        $4.88     2/6/2005      29,769      69,375

Michael J. Satterwhite..       25,000(2)         1.4%        $4.81    10/6/2004      48,984     114,154
                               25,000(2)(7)      1.4%        $4.88     2/6/2005      49,615     115,625

--------
(1) These columns show the hypothetical gains or "option spreads" of the options granted based on assumed annual compound stock appreciation rates of 5% and 10% over the full seven-year term of the options. The 5% and 10% assumed rates of appreciation are mandated by the rules of the SEC and do not represent the Company's estimate or projection of future Common Stock prices. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise of the option or the sale of the underlying shares. The actual gains, if any, on the exercise of stock options will depend on the future performance of the Common Stock, the option holder's continued employment through the option period, and the date on which the options are exercised.

(2) Options vest as to 9/48th of the option shares after nine months from the vesting commencement date and as to 1/48th of the option shares each month thereafter, with full vesting occurring on the fourth anniversary of the vesting commencement date.

(3) Options were granted at an exercise price equal to the fair market value of the Company's Common Stock. Exercise price may be paid in cash, promissory note, by delivery of already-owned shares subject to certain conditions, or pursuant to a cashless exercise procedure under which the optionee provides irrevocable instructions to a brokerage firm to sell the purchased shares and to remit to the Company, out of the sale proceeds, an amount equal to the exercise price plus all applicable withholding taxes.

(4) Option was granted under the 1996 Director option plan at an exercise price equal to the fair market value of the Company's Common Stock on the date of grant. Options vest as to 1/48th of the option shares each month, with full vesting occurring on the fourth anniversary of the vesting commencement date. These options expire ten years from the date of grant.

(5) Option was granted under an agreement between Mr. Braniff and the Company, whereby Mr. Braniff was to act as Interim Chief Executive Officer until a full-time Chief Executive Officer was hired. Options vest as to 1/12th of the option shares each month, with full vesting occurring on the anniversary of the vesting commencement date. Options are also subject to certain acceleration clauses.

(6) Options vest as to 1/84th of the option shares each month with full vesting occurring on the seventh anniversary of the vesting commencement date. According to the terms of these grants, if the average share price in effect on the grant date doubles and the increased price is sustained over a one month period, the options will accelerate their vesting by one year. Thereafter, an additional year of vesting will accelerate for every $5 of incremental value added to the Company's average stock. The stock must retain its increased value over a one month period in order for any acceleration of options to occur. The performance based option grant will carry a two year minimum vesting schedule regardless of acceleration factors.

(7) Reflects options that were repriced in February 1998, replacing options granted in 1996 or 1997.

   AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END VALUES

   The following table sets forth certain information regarding stock options held as of June 30, 1998 by the Named Executive Officers.

                                                         Number of
                                                         Securities        Value of
                                                         Underlying    Unexercised In-
                                                        Unexercised       the-Money
                                                      Options at June  Options at June
                                Shares                    30, 1998       30, 1998(2)
                             Acquired on     Value    ---------------- ----------------
             Name            Exercise (#) Realized(1) Vested  Unvested Vested  Unvested
             ----            ------------ ----------- ------- -------- ------- --------
   August J. Berkeley......       --           --     58,1988 364,102  109,750  22,250
   Ronald W. Braniff.......       --           --      77,516  13,984   56,000     --
   James A. Barth..........       --           --       2,500  87,500      --      --
   William C. Jones........       --           --         405  59,595      --      --
   Christopher a. Markle...       --           --      22,262  37,238   32,600     --
   Michael J. Satterwhite..       --           --      13,543  36,457      --      --

--------
(1) "Value Realized" represents the fair market value of the underlying securities on the exercise date minus the aggregate exercise price of such options.

(2) Calculated on the basis of fair market value of the underlying securities as of June 30, 1998 of $3.50 per share, the last trading day of fiscal year 1998, as reported by the NASDAQ National Market, minus the aggregate exercise price.

               EMPLOYMENT CONTRACTS; TERMINATION OF EMPLOYMENT;
           AND CHANGE-IN-CONTROL ARRANGEMENTS; CERTAIN TRANSACTIONS

Employment Agreements And Change In Control Arrangements

   Mr. Berkeley and Mr. Barth each have entered into letter agreements with the Company which provide for severance payments if they are terminated without cause. Mr. Berkeley will be entitled to severance payments equal to twelve months salary. Mr. Barth has entered into a consulting agreement with the Company under which the letter agreement regarding severance has been terminated. See Exhibit 99.17 to the Schedule 14D-9. All of the Named Executive Officers' employment with the Company is terminable at will. Each of the Named Executive Officers has entered into a change of control severance agreement which provides for acceleration of all unvested stock options and/or restricted stock held by such officer upon an involuntary termination without cause of such officer within 12 months of a change of a control transaction.

                         SECURITY OWNERSHIP OF CERTAIN
                       BENEFICIAL OWNERS AND MANAGEMENT

   The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of March 23, 1999 for (i) each person known to the Company to be the beneficial owner of more than 5% percent of the outstanding Common Stock (ii) each director of the Company, (iii) the Named Executive Officers, and (iv) all directors and executive officers of the Company as a group. Except as may be indicated in the footnotes to the table, each such person has the sole voting and investment power with respect to the Shares owned, subject to applicable community property laws.

                                                   Common Stock    Approximate
       Five Percent Stockholders, Directors        Beneficially    Percentage
          and Certain Executive Officers              Owned         Owned(1)
       ------------------------------------        ------------    -----------
Franklin Advisory Services, Inc. .................    478,500          5.8%
 One Parker Plaza, 16th Floor
 Fort Lee, NJ 07024

Cisco Systems, Inc. ..............................    622,000(13)      7.5%
 170 W. Tasman Drive
 San Jose, CA 95134-1706

Thomson, Horstmann & Bryant, Inc. ................    503,200          6.1%
 Park 80 West, Plaza Two
 Saddlebrook, NJ 07663

ROI Capital Management, Inc. .....................    494,400          6.0%
 17 E. Sir Francis Drake Blvd., Suite 225
 Larkspur, CA 94939

Entities affiliated with Advent International
 Corp.(2).........................................    447,232(13)      5.4%
 101 Federal Street
 Boston, MA 02110

James A. Barth(3).................................    109,352(14)      1.3%

Augustus J. Berkeley(4)...........................    429,822(14)      4.9%

Ronald W. Braniff(5)..............................     95,250(14)      1.1%

Andrew I. Fillat(6)...............................    473,482(14)      5.7%

Ralph B. Godfrey(7)...............................     18,750(14)       *

William C. Jones(8)...............................     73,746(14)       *

Victor C. Langford(9).............................     90,000(14)      1.1%

Christopher A. Markle(10).........................     61,434(14)       *

Michael J. Satterwhite(11)........................     51,282(14)       *

All directors and executive officers as a group
 (10 persons)(12).................................  2,050,118         22.3%

--------
  * Less than 1%

 (1) Applicable percentage of ownership is based on 8,308,107 shares of Common Stock outstanding as of March 23, 1999 together with applicable options for such stockholder. Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting and investment power with respect to shares. Shares of Common Stock subject to options currently exercisable, exercisable within 60 days after March 23, 1999 or which will become exercisable immediately prior to the close of the Offer are deemed outstanding for computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage ownership of any other person.

 (2) Includes 38,629 shares held by Adtel L.P., 21,461 shares held by Adventact L.P., 861 shares held by Advent International II L.P., 17,169 shares held by Adwest L.P., 322,029 shares held by Global Private

    Equity II L.P. and 47,083 shares held by Golden Gate Development and Investment L.P. (collectively "Advent International").

 (3) Includes 90,000 shares subject to stock options.

 (4) Includes 412,300 shares subject to stock options.

 (5) Includes 74,250 shares subject to stock options.

 (6) Includes 26,250 shares subject to stock options. Also includes 447,232 shares owned by entities affiliated with Advent International, of which Mr. Fillat is a Senior Vice President. Mr. Fillat disclaims beneficial ownership of all such shares held by those entities.

 (7) Includes 18,750 shares subject to stock options.

 (8) Includes 60,000 shares subject to stock options.

 (9) Includes 75,000 shares subject to stock options.

(10) Includes 47,500 shares subject to stock options.

(11) Includes 50,000 shares subject to stock options.

(12) Includes 879,050 shares subject to stock options.

(13) Pursuant to the Stockholder Agreements, Parent and Purchaser also have beneficial ownership of these shares.

(14) Pursuant to the Stockholder Agreements, Parent and Purchaser also have beneficial ownership of these shares and all shares subject to stock options.

                     COMPLIANCE WITH SECTION 16(A) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

   Section 16(a) of the Exchange Act of 1934 requires the Company's executive officers and directors, and persons who own more than 10% of a registered class of the Company's equity securities, to file reports of initial ownership and changes in ownership with the SEC and the National Association of Securities Dealers, Inc. Executive officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms the file. Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons, the Company believes that during fiscal 1998 all executive officers and directors of the Company compiled with all applicable filing requirements.

                                 EXHIBIT INDEX

                                                                   Sequentially
   Exhibit                                                           Numbered
   Number                        Description                           Page
   -------                       -----------                       ------------
 99.1        Agreement and Plan of Merger, dated as of March 23,
              1999, by and among Sterling Software, Inc.,
              Sterling Software (Southwest), Inc., and Interlink
              Computer Sciences, Inc., including Conditions to
              the Offer.

 99.2        Stockholder Agreement, dated as of March 23, 1999,
              by and among Sterling Software, Inc., Sterling
              Software (Southwest), Inc., and Cisco Systems,
              Inc.

 99.3        Stockholder Agreement, dated as of March 23, 1999,
              by and among Sterling Software, Inc., Sterling
              Software (Southwest), Inc., and Adtel Limited
              Partnership, Adventact Limited Partnership, Advent
              International Investors II Limited Partnership,
              Adwest Limited Partnership, Global Private Equity
              II Limited Partnership and Golden Gate Development and Investment Limited Partnership.

 99.4        Form of Stockholder Agreement, dated as of March
              23, 1999, by and among Sterling Software, Inc.,
              Sterling Software (Southwest), Inc., and directors and executive officers of the Company (together with a schedule indicating the number of shares and options to purchase shares owned by each director and executive officer, who entered into a Stockholder Agreement).

 99.5        Joint Press release issued by the Company and
              Sterling Software, Inc. dated March 24, 1999.

 99.6        Letter to Stockholders of Interlink Computer
              Sciences, Inc., dated March 30, 1999.*

 99.7(1)     Fairness Opinion of Hambrecht & Quist LLC, dated
              March 23, 1999.*

 99.8        Exclusivity Agreement, dated March 16, 1999, by and
              between the Company and Sterling Software, Inc.

 99.9(2)     Certificate of Incorporation of the Company, as
              amended to date.

 99.10(2)    Bylaws of the Company, as amended to date.

 99.11(2)    Form of Indemnification Agreement between the
              Company and its executive officers and directors.

 99.12(2)(5) 1992 Stock Option Plan and related agreements.

 99.13(3)    1996 Director Stock Option Plan and related
              agreements.

 99.14(2)    1996 Employee Stock Purchase Plan and related
              agreements.

 99.15(4)    Form of Change of Control Severance Agreement
              between the Company and its Executive Officers

 99.16(4)    Letter Agreement between the Company and Augustus
              J. Berkeley dated 10/97.

 99.17       Consulting Agreement between the Company and Jim
              Barth, dated March 19, 1999

 99.18(6)    The Company's Information Statement pursuant to
              Section 14(f) of the Exchange Act and Rule 14f-1
              thereunder.*

 99.19       Certain portions of pages 2-3 and 8-13 of the
              Company's Proxy Statement, dated September 24,
              1998, relating to the Company's Annual Meeting of Shareholders held on November 5, 1998.

--------
 * Included in the materials mailed to the Company's stockholders.

(1) Attached hereto as Annex A.

(2) Incorporated by reference from the Company's Registration Statement on Form S-1, as amended (File No. 333-05243) which became effective on August 15, 1996.

(3) Incorporated by reference from the Company's quarterly report on Form 10-Q for the quarter ended December 31, 1996 and filed with the SEC on February 13, 1997.

(4) Incorporated by reference from the Company's quarterly report on Form 10-Q for the quarter ended March 31, 1998 and filed with the SEC on May 15, 1998.

(5) Amendments to the Company's 1992 Stock Option Plan are incorporated by reference from the Company's Registration Statement on Form S-8, filed with the SEC on March 25, 1998 and March 4, 1998.

(6) Attached hereto as Schedule I.